SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

Summary of Business Report

On March 31, 2003, Kookmin Bank filed a business report with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea (the “Business Report”). This is a summary of the Business Report translated into English. Non-material or previously disclosed portions were omitted or abridged.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we” or “us” “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a merger with former Kookmin Bank and H&CB on the merger date of October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the “Former Kookmin Bank” for the name of the former Kookmin Bank, which had been another entity before it merged H&CB.

We were formed through a merger between the Former Kookmin Bank and H&CB, which merged into a new corporation named “Kookmin Bank” effective November 1, 2001. Accordingly, financial information in this Business Report since the merger date reflects the impact of the merger. Under generally accepted accounting principles in Korea, the Former Kookmin Bank is deemed the accounting acquiror of H&CB in the merger, and we have accounted for the acquisition using the purchase method of accounting. However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Service’s guidelines.

Therefore, unless indicated otherwise, any comparative description or table of year 2000 or before 1) for bank accounts is based on the Former Kookmin Bank’s results and 2) for trust accounts is based on simple consolidated numbers of Former Kookmin Bank’s and H&CB’s results.

All references to “Won” or “W” in this document are to the currency of the Republic of Korea.

1.    Introduction to the Bank

1.1.	Business Purpose

The objective of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Bank Act; and

•	The other business permitted by the Bank Act or other Korea laws.

1.2.	History

•	November 1, 2001 Incorporated and Listed on the New York Stock Exchange

•	November 9, 2001 Listed on the Korea Stock Exchange

•	September 23, 2002 Integrated two brand operations onto a single information technology platform in connection with the merger

•	December 4, 2002 Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

1.3.	Capital Structure

1.3.1.	Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its articles of incorporation. Kookmin Bank’s articles of incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, New Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion, on November 30, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

As of December 31, 2002, 328,258,685 shares of common stock were issued and outstanding with paid-in capital of 1,641,293 million Won. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form.

1.3.2.	Convertible Bonds

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly-owned subsidiaries Goldman Sachs Capital Chosun, Ltd.and Goldman Sachs Capital Shilla, Ltd.) an interest in the Former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of W360 billion of new common shares (17,768,870 common shares at W20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with a conversion price of W14,200 per common share. As a result of the merger with H&CB and other adjustment events, the conversion price was adjusted to W22,124 per share.

On November 25, 2002, Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares of 10,581,269 and beneficially owned 5.13% of our outstanding common shares as of such date following that conversion.

1.3.3.	Treasury Stock

The following table shows the purchase and disposition of our treasury stock.

(Unit: in thousands of Won unless otherwise indicated)

Date	Reason	Number of shares	Cost	Average cost per one share
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548 shares	1,794,885	43,200 Won
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000 shares	432,003	48,900 Won
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089 shares	2,071,557	57,400 Won
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548 shares	1,601,944	50,788 Won
July 30 ~ October 23, 2002[1]	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000 shares	147,632,489	49,210 Won
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000 shares	492,294	49,229 Won

Total	—	Outstanding balance: 3,026,089 shares	148,972,690	—

1.	On July 26, 2002, Kookmin Bank’s board of directors approved and ratified to purchase the treasury stock up to 3 million shares for the purpose of introducing one of a stock purchase program and an employee stock ownership plan in order to provide a wide range of benefit with the employees.

1.3.4.	Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees. It describes grant date, position, exercise period, price and the number of options.

(As of December 31, 2002, Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
31-Oct-98	Jungtae Kim	Chairman, President & CEO	01-Nov-01	31-Oct-04	5,000	400,000	320,000	80,000
27-Feb-99	Choulju Lee	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seungdong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Youngjo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seokil Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hongshik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bonghwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sunjoo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Jehyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Hogi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Director & Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sungchul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woojung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kukju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sunjin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moonsoul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Juhyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Heungsoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Injoon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sunghee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seungwoo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woonyoul Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	0	4,909
28-Feb-00	Kyunghee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sungcheon Hong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Miro Yoon	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Hakdong Shin	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Hakyeon Jeong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jeongyeon Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jongwhan Byun	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Samyoung Lee	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Wonki Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Bangyeoul Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Byungman Lim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
24-Mar-01	Youngil Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jongin Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Wonbae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jaekyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
24-Mar-01	Chulsoo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jaehan Kim	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Jongok Na	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Kyuho Lee	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	3,275	0	3,275
18-Mar-00	Sanghoon Kim	Chairman & CEO	19-Mar-03	18-Mar-05	23,469	41,460	0	41,460
18-Mar-00	Jongmin Lee	Auditor & Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	0	14,807
18-Mar-00	Sejong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Inkie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Jihong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Jinho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyungjin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ikrae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bongho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bockwoan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Yoohwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Dukhyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sanghoon Kim	Chairman & CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jongmin Lee	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	Inkie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyungjin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jihong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bongho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ikrae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seungheon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Youngseok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Sewoong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Changki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bockwoan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoohwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Dukhyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoonok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Taigon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungsang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungjin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Jihan Koo	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongsoon Park	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hoosang Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sanghoon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jaein Suh	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sunghyun Chung	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jonghwa Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sangwon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joonsup Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongshin Yang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaekyung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yeonkun Chung	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngno Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kitaek Hong	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Soondo Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Joonho Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yangjin Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwangdae Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Sungwan Choi	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Junghaeng Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Anseok Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sangcheol Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Taejoo Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Youngman Lee	General Manager	16-Mar-04	15-Mar-09	28,027	520	0	520
15-Mar-01	Youngsoo Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jongyoung Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaehong Yoo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Changhwan Bae	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sian Heo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seokwon Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Gilho Seo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Youngsoo Shin	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Joonbo Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kiyoul Seo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Byungdoo Ahn	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kookshin Kang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Ingyu Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyungyoung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngrok Han	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyeyoung Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kihyun Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sungshin Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngmo Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jongik Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwangmook Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yongseung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sunggil Lee	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370

16-Nov-01	Jungtae Kim	President & CEO	17-Nov-04	16-Nov-09		500,000	0	500,000
16-Nov-01	Jungtae Kim	President & CEO	17-Nov-04	16-Nov-09	X1	200,000[2]	0	200,000
16-Nov-01	Sanghoon Kim	Chairman	17-Nov-04	16-Nov-09		150,000	0	150,000

22-Mar-02	Choulju Lee	Auditor & Executive Director	23-Mar-05	22-Mar-10		30,000	0	30,000
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Keunshik Oh	Non Executive Director	23-Mar-05	22-Mar-10	Y3	10,000	0	10,000
22-Mar-02	Dongsoo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Jihong Kim	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.
2.	Conditional options up to 200,000: Additional shares shall be granted if the average closing price of Kookmin Bank’s stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.
3.	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Sunjin Kim	Non Executive Director	23-Mar-05	22-Mar-10	Y	3,000	0	3,000
22-Mar-02	Moonsoul Chung	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Kyunghee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000

22-Mar-02	Jongkyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bonghwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jaein Suh	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bumsoo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bockwoan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kitaek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sunghyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kisup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sungkyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byungsang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jongyoung Yoon	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jaeil Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Hyunggoo Shim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Junghaeng Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Joonsup Chang	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Youngno Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Dongsoon Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbin Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbok Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Yeonkun Chung	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Mahnsoo Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jeongyeon Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Hakyeon Jeong	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongwhan Byun	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jaehan Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongok Na	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
26-Jul-02	Donald MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000

		Total				2,681,339	540,108

1.4.	Dividend

The following table shows dividend policy and the related information for the last three years.

(Units: in millions of Won unless indicated otherwise)

	2002	2001	2000
Net income for the period	1,310,291	740,565	719,700
Earnings per share (Won)	4,123[1]	3,706	2,403
Maximum amount available for dividend	1,192,643[2]	604,984	614,046
Total dividend amount	325,232	119,866	151,009
Dividend payout ratio (%)	24.82[3]	16.19	20.76
Cash dividend per common share (Won)	1,000	100	500
Stock dividend per common share (%)	—	6	—
Dividend per preferred share (Won)	—	—	50
Dividend yield ratio (%)	2.38[4]	0.80	3.36
Net asset value per common share (Won)	30,614[5]	29,742	12,533
Ordinary income per common share (Won)	4,123	3,706	2,403

1.	Earnings per share = net income (1,310,291,195,314 Won) / weighted average number of shares (317,786,872 shares)
2.	Maximum amount available for dividend = retained earnings before appropriations (1,319,970 millions of Won) + transferred from prior years’ reserves (5,417 millions of Won) - appropriated amount pursuant to the relevant rules and regulations (132,744 millions of Won)
3.	Dividend payout ratio = total dividend amount for common shares (325,232,596,000 Won) / net income (1,310,291,195,314 Won).
4.	Dividend yield ratio = dividend per share (1,000 Won) / market closing price of December 31, 2002 (42,000 Won)
5.	Net asset value per common share = total shareholders’ equity (10,049,396 millions of Won) / total issued shares as of December 31, 2002 (328,258,685 shares).

2.    Business

2.1.	Business Overview

We are the largest commercial bank in Korea in terms of assets, deposits, branch network and retail customer base. Our primary focus is branch-based lending to and deposit-taking from retail customers and small and medium-sized enterprises. The principal components of our business are general household, mortgage and small and medium-sized enterprise lending, credit card operations and investment trust account management business and capital market activities. We also make loans and provide banking services to large domestic corporate customers.

We have developed one of the most extensive domestic branch networks, with 1,190 domestic branches and sub-branches as of December 31, 2002. Our extensive branch network and retail customer base have provided us with a source of stable and low cost funding.

2.2.	Market Shares

2.2.1.	Market Share of Deposits in Won

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of deposits in Won (which includes certificate of deposits) as of the dates indicated. Numbers for 2000 are proforma results of Former Kookmin Bank and H&CB.

For the year 2002, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won, %)

	December 31, 2002		December 31, 2001		December 31, 2000
	Amount	%	Amount	%	Amount	%
Kookmin Bank	1,220,260	31.7	1,140,587	33.7	1,024,784	33.8
Woori Bank	589,095	15.3	513,903	15.2	486,305	16.0
Hana Bank	534,570	13.9	322,652	9.5	275,777	9.1
Chohung Bank	426,902	11.1	355,967	10.5	312,699	10.3
Shinhan Bank	331,479	8.6	301,285	8.9	263,513	8.7
Korea Exchange Bank	318,792	8.3	253,284	7.5	215,049	7.1
Korea First Bank	227,993	5.9	171,800	5.1	163,302	5.4
KorAm Bank	202,233	5.2	171,834	5.1	167,843	5.5
Seoul Bank	—	—	151,458	4.5	123,404	4.1

Total	3,851,324	100	3,382,770	100	3,032,676	100

2.2.2.	Market Share of Household Loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of household loans as of the dates indicated. Numbers for 2000 are proforma results of Former Kookmin Bank and H&CB.

For the year 2002, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won, %)

	December 31, 2002		December 31, 2001		December 31, 2000
	Amount	%	Amount	%	Amount	%
Kookmin Bank	743,096	41.1	601,536	47.2	488,734	56.2
Hana Bank	235,987	13.1	105,143	8.2	53,337	6.1
Woori Bank	228,530	12.6	132,501	10.4	84,896	9.8
Shinhan Bank	159,927	8.9	107,729	8.4	56,987	6.5
Chohung Bank	154,565	8.6	90,723	7.1	53,855	6.2
Korea First Bank	105,997	5.9	78,874	6.2	50,326	5.8
Korea Exchange Bank	102,062	5.6	64,053	5.0	36,752	4.2
Seoul Bank	—	—	53,156	4.2	17,435	2.0
KorAm Bank	75,759	4.2	41,807	3.3	27,742	3.2

Total	1,805,923	100	1,275,522	100	870,064	100

2.2.3.	Market Share of Mortgage Loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of mortgage loans as of the dates indicated. Numbers for 2000 are proforma results of Former Kookmin Bank and H&CB.

For the year 2002, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won, %)

	December 31, 2002		December 31, 2001		December 31, 2000
	Amount	%	Amount	%	Amount	%
Kookmin Bank	338,706	79.9	253,495	87.4	226,460	90.7
Hana Bank	25,014	5.9	7,552	2.6	2,017	0.8
Woori Bank	23,037	5.4	10,998	3.8	11,042	4.4
Korea Exchange Bank	15,584	3.7	8,719	3.0	2,394	1.0
KorAm Bank	8,592	2.0	2,432	0.8	2,264	0.9
Shinhan Bank	7,709	1.8	2,943	1.0	2,374	1.0
Seoul Bank	—	—	1,078	0.4	862	0.3
Chohung Bank	4,126	1.0	2,326	0.8	1,702	0.7
Korea First Bank	1,308	0.3	658	0.2	550	0.2

Total	424,076	100	290,201	100	249,665	100

2.3.	Source and Use of Funds

2.3.1.	Source of Funds

(Unit: in millions of Won)

		December 31, 2002		December 31, 2001		December 31, 2000
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits and Mutual installment	113,157,719	4.21	63,743,997	5.53	47,038,144	6.18
	Certificate of deposit	2,119,900	4.82	2,022,414	6.10	1,910,630	6.99
	Borrowings	4,568,873	4.45	3,784,147	4.85	3,317,619	6.43
	Call money	1,039,249	4.02	403,937	4.11	562,807	4.89
	Other	14,254,281	6.70	9,112,858	7.57	5,799,092	10.78

Subtotal		135,140,022	4.49	79,067,353	5.74	58,628,292	6.67

Foreign currency	Deposits	1,096,544	1.28	952,701	3.08	882,344	5.20
	Borrowings	2,269,774	2.45	2,018,537	5.47	2,725,810	7.10
	Call money	293,151	1.65	223,156	3.67	193,324	6.31
	Finance debentures issued	1,071,848	3.57	1,430,804	5.68	1,521,343	7.75
	Other	23,087	—	15,081	—	13,666	—

Subtotal		4,754,404	2.67	4,640,279	5.32	5,336,487	7.20

Other	Total Shareholders’ Equity	14,586,550	—	7,463,687	—	5,001,918	—
	Allowance for credit losses	63,039	—	353,183	—	519,496	—
	Other	3,717,379	—	4,065,899	—	3,032,325	—

Subtotal		18,366,968	—	11,882,769	—	8,553,739	—

Total		158,261,394	3.92	95,590,401	5.00	72,518,518	5.92

2.3.2.	Use of Funds

(Unit: in millions of Won)

		December 31, 2002		December 31, 2001		December 31, 2000
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	1,041,865	4.62	1,339,572	5.60	3,276,652	7.39
	Securities	30,180,305	6.32	23,861,424	6.78	18,030,147	9.38
	Loans	105,188,481	7.79	53,575,082	8.87	38,301,330	9.71
	Advances for customers	91,583	4.35	127,704	3.84	337,987	4.62
	Call loan	736,571	4.36	1,765,067	4.80	524,653	6.59
	Private placement corporate bonds	1,631,524	7.32	2,065,179	10.32	1,878,194	9.21
	Credit card accounts	5,719,359	10.25	912,210	17.63	565,673	10.54
	Other	374,718	—	614,014	—	145,983	—
	Allowance for credit losses (-)	1,437,960	—	1,297,930	—	1,224,823	—

Subtotal		143,526,446	7.66	82,962,322	8.50	61,835,796	9.73

Foreign currency	Due from banks	253,390	1.35	121,994	3.28	1,335,708	7.50
	Securities	1,302,214	7.97	1,079,359	9.13	961,991	12.48
	Loans	3,216,042	3.39	3,870,853	5.66	3,073,781	7.69
	Call loan	188,465	1.98	185,466	4.15	209,321	6.88
	Bills bought	835,356	4.71	1,045,331	7.60	719,683	10.16
	Other	15,739	—	116,454	—	—	—
	Allowance for credit losses (-)	267,194	—	266,613	—	452,120	—

Subtotal		5,544,012	4.95	6,152,844	7.11	5,848,355	9.40

Other	Cash	914,639	—	530,451	—	421,390	—
	Fixed assets used for business purpose	3,126,812	—	1,462,413	—	1,298,813	—
	Other	5,149,485	—	4,482,371	—	3,114,164	—

Subtotal		9,190,936	—	6,475,235	—	4,834,367	—

Total		158,261,394	7.12	95,590,401	7.83	72,518,518	9.06

2.4.	Principal Banking Activities

2.4.1.    Deposits

The following table shows the average balances of our deposits for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2002		December 31, 2001		December 31, 2000
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	10,654,651	12,987,742	4,832,281	10,824,005	3,720,546	4,173,966
	Time & savings deposits	93,347,999	93,630,423	53,496,908	89,080,935	40,279,328	43,495,480
	Mutual installment deposits	8,058,664	7,491,115	6,469,772	8,871,193	4,632,965	5,521,161
	Mutual installment for housing	4,463,601	4,872,637	928,398	4,128,489	73,831	204,111
	Certificates of deposits	2,119,900	3,044,089	2,022,414	1,154,056	1,910,630	2,424,947

Subtotal		118,644,815	122,026,006	67,749,773	114,058,678	50,617,300	55,819,665

Deposits in foreign currency		1,096,544	1,083,647	952,701	1,102,626	858,330	702,481

Trust deposits	Money trust	17,214,936	15,356,285	20,375,456	19,739,709	22,279,546	20,349,257
	Property trust	16,783,690	26,852,684	5,409,033	12,559,922	92,838	875,984

Subtotal		33,998,626	42,208,969	25,784,489	32,299,631	22,372,384	21,225,241

Total		153,739,985	165,318,622	94,486,963	147,460,935	73,848,014	77,747,387

2.4.2.    Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2002	December 31, 2001	December 31, 2000
Deposits	121,137	133,548	120,422
Deposits in Won	120,336	132,320	119,089

2.4.3.	Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2002	December 31, 2001	December 31, 2000
Deposits	7,256	7,243	5,917
Deposits in Won	7,208	7,176	5,852

2.4.4.	Loan Balances

The following table shows the average balances of our loans for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2002		December 31, 2001		December 31, 2000
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	105,117,047	116,472,105	53,498,087	94,698,769	38,301,330	43,436,111
Loans in foreign currency	3,228,857	4,417,176	3,924,562	4,174,237	3,077,642	2,970,653
Advances to customers	106,380	52,430	244,158	199,831	337,987	240,992

Subtotal	108,452,284	120,941,711	57,666,807	99,072,837	41,716,959	46,647,756

Trust account loans	789,614	575,412	2,194,851	1,117,817	4,216,018	3,170,756

Total	109,241,898	121,517,123	59,861,658	100,190,654	45,932,977	49,818,512

2.4.5.	Loan Balances as of December 31, 2002 by Remaining Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year~less than 3 years	More than 3 years~less than 5 years	More than 5 years	Total
Loans in Won	52,978,906	45,900,006	5,496,579	12,096,614	116,472,105
Loans in foreign currencies	2,881,739	644,270	293,480	597,687	4,417,176

2.4.6.	Loan Balances by Uses

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2002	December 31, 2001	December 31, 2000
Loans to enterprise	Loans for operations	35,369,066	29,286,707	20,899,277
	Loans for equipments	5,963,631	4,434,447	4,393,664
Loans to households		40,477,483	34,648,918	14,215,303
Loans to public sector & others	Loans for operations	738,632	730,598	1,914,841
	Loans for equipment	39,414	57,211	49,508
Loans on property formation savings		95,252	154,069	244,479
Loans for housing		33,731,435	25,342,969	1,663,904
Inter-bank loans		20,941	36,110	51,343
Others		36,251	7,740	3,792

Total		116,472,105	94,698,769	43,436,111

2.4.7.	Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	December 31, 2002	December 31, 2001	December 31, 2000
Loans[1] (A)	105,117,047	53,498,087	38,301,330
Deposits[2] (B)	118,644,815	67,749,773	50,617,300

Loan to deposit ratio (A/B)	88.60	78.96	75.67

2.4.8.	Acceptances and Guarantees

(Unit: in millions of Won)

	December 31, 2002	December 31, 2001	December 31, 2000
Confirmed	1,031,698	3,521,970	3,035,968
Unconfirmed	1,306,878	1,369,723	1,183,433

Total	2,338,576	4,891,693	4,219,401

1.	Average balance of loans in Won for 12 months ended each indicated date
2.	Average balance of deposits in Won for 12 months ended each indicated date. The balances include certificate of deposits

2.4.9.	Breakdown of Securities Investment

The following table shows the average balances of our securities for the past three years and ending balances as of indicated dates.

(Unit: in millions of Won)

		December 31, 2002		December 31, 2001		December 31, 2000
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	2,834,534	3,269,269	3,571,137	3,139,925	2,773,897	1,973,079
	Government and public bonds	4,272,946	5,252,321	4,454,446	4,592,251	4,095,760	4,595,840
	Debentures	13,154,258	13,378,717	11,410,904	14,691,304	8,431,478	9,151,880
	Stocks	2,146,149	1,661,682	1,309,134	2,154,449	1,004,648	1,142,113
	Others	7,809,012	7,162,134	3,115,803	7,547,153	1,724,364	1,588,295

Subtotal		30,216,899	29,724,123	23,861,424	32,125,082	18,030,147	18,451,207

Securities in Won (Trust account)	Monetary stabilization bonds	1,309,515	583,379	3,228,021	2,725,071	3,654,209	3,365,883
	Government and public bonds	2,023,503	1,323,195	2,990,549	3,059,777	1,894,815	2,816,167
	Debentures	8,035,960	7,600,794	7,635,765	7,613,829	6,966,409	6,828,929
	Stocks	904,921	924,514	672,845	890,151	568,650	547,797
	Others	3,945,649	3,821,884	4,340,103	3,913,328	5,718,473	3,576,520

Securities in foreign currency (Trust Account)		559,964	747,253	118,147	370,415	39,711	0

Subtotal		16,779,512	15,001,019	18,985,430	18,572,571	18,842,267	17,135,296

Securities in foreign currency (Banking account)	Foreign securities	945,199	960,749	736,084	909,730	631,040	583,229
	Off-shore foreign securities	320,423	255,878	343,275	382,542	370,664	316,868

Subtotal		1,265,622	1,216,627	1,079,359	1,292,272	1,001,704	900,097

Total		48,262,033	45,941,769	43,926,213	51,989,925	37,874,118	36,486,600

2.4.10.	Trust Account (money trust)

(Unit: in millions of Won)

	December 31, 2002		December 31, 2001		December 31, 2000
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	1,528	59,530	25,551	- 17,147	581,332	- 77,157
Performance trust	33,997,098	241,444	25,758,938	353,890	21,821,152	308,287

Total	33,998,626	300,974	25,784,489	336,743	22,402,484	231,130

2.4.11.	Credit Card

2.4.11.1.	BC Card

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended December 31
		2002	2001	2000
Number of card holders (Person)	Corporate	58,090	23,811	17,942

	Individual	4,748,427	4,017,950	3,053,224

Number of merchants		295,668	262,619	196,264

Profit	Sales[1]	27,216,500	22,272,700	12,538,100

	Fee revenue	1,039,710	819,399	440,653

2.4.11.2.  Kookmin Card2

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended December 31
		2002	2001	2000
Number of card holders (Person)	Corporate	153,425	105,600	137,657

	Individual	11,638,968	9,605,946	8,036,140

Number of merchants		1,569,103	1,675,176	1,230,838

Profit	Sales[1]	83,860,180	65,382,300	37,875,680

	Fee revenue[3]	155,545	142,700	115,355

2.5.	Property, Plants and Equipment

2.5.1.	Branch Network

As of December 31, 2002, we had 1,128 branches and 62 sub-branches in Korea, the largest number of branches among Korean commercial banks. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 42% of our branches and sub-branches are located in Seoul.

1.	Includes credit card receivables and cash advances.
2.	Sales include credit card receivables and cash advances. This is the result of Kookmin Credit Card, our KOSDAQ-registered, majority-owned subsidiary.
3.	Kookmin Bank recognizes fee revenues under a fee agreement with Kookmin Credit Card. These amounts are the revenues Kookmin Bank received from Kookmin Credit Card pursuant to the fee agreement. Besides, Kookmin Bank also recognizes non-operating revenue in connection with consolidation of Kookmin Credit Card under equity method.

We also have three subsidiaries in Luxemburg, Hong Kong and London and three branches in Tokyo, New York and Auckland.

2.5.2.	Property

Our registered office and corporate headquarters are located at 9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea. The book value of all the properties owned by us as of December 31, 2002 was 1,591,439 million Won. In addition to the properties owned by us, we also leased 1,026,344 million Won of properties for our branch space. We do not own any material properties outside of Korea.

2.5.3.	Automated Banking Machines

We have established an extensive network of automated banking machines, which are located in branches and in Autobanks (unmanned outlets). These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2002, we had 6,102 ATMs, 2,748 cash dispensers and 896 passbook printers.

2.6.	Other Details Relevant to Investment Decision

2.6.1.	BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	December 31, 2002	December 31, 2001	December 31, 2000
Risk-adjusted capital (A)	14,439,313	11,750,856	6,297,886
Risk-weighted assets (B)	138,703,021	114,849,227	56,346,867

BIS ratios (A/B)	10.41	10.23	11.18

2.6.2.  Non-performing Loans1

(Units: in millions of Won unless indicated otherwise)

December 31, 2002		December 31, 2001		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
2,509,073	1.90%	2,954,464	2.62%	- 445,391	- 0.72 percentage points

1.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.6.3.	Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

		December 31, 2002	December 31, 2001	December 31, 2000
Loan loss allowance	Domestic	2,365,898	2,255,068	1,822,208
	Overseas	12,798	16,111	4,492
	Total	2,378,696	2,271,179	1,826,700

Write-offs for the 12 month periods ended December 31		1,527,311	1,090,029	558,480

3.    Financial Information

See 9. Exhibits / 9.1. List of Financial Statements.

4.    Auditors’ Report

4.1.	Report of the Independent Auditor

See 9. Exhibits / 9.1. List of Financial Statements.

4.2.	Compensation to the Independent Auditor

4.2.1.    Audit Service

The aggregate remuneration paid by us to the independent auditor for the last three years of the year ended December 31, 2002, 2001 and 2000 was 900 million Won, 1,090 million Won and 490 million Won, respectively.

4.2.2.    Service Other than Audit

The following is a description for the last three years on services and the relevant fees and commissions we paid to the independent auditor for the respective service.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
2002	Project for improving the accounting process	690
	Advisory service for the conversion process in US GAAP	1,450

2001	Due diligence on the assets and liabilities in connection with the merger	2,400
	US GAAP conversion for 2000	US$ 2,700 thousand
	US GAAP conversion for New York Stock Exchange listing of New Kookmin Bank	US$ 7,480 thousand
	Advisory service for tax in connection with the merger	300
	US GAAP conversion	US$ 4,950 thousand

2000 for H&CB	US GAAP conversion for New York Stock Exchange listing	US$ 6,100 thousand
	US GAAP consulting service	US$ 820 thousand

5.    Corporate Governance and Affiliated Companies

5.1.	Board of Directors

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

•	matters relating to business objectives and performance evaluation;

•	matters relating to amendments of the Articles of Incorporation;

•	matters relating to budget and accounting including salaries of directors and employees;

•	matters relating to major organizational changes such as dissolution, business transfer and merger;

•	matters relating to internal control standards; or

•	other matters determined by law and the board of directors regulations

We currently have six management committees that serve under the board:

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee; and

•	the Non Executive Director Nomination Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 7. Directors, Senior Management and Employees / 7.1. Executive Directors and 7.2. Non-Executive Directors.

5.2.	Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

5.3.	Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share.

If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice.

If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in and submit to the Bank one day before the date set for the general meeting of shareholders.

5.4.	Compensation to the Directors

For the 12 months ended December 31, 2002, the aggregate of the remuneration paid by us to 1) the Chairman, President & CEO and our other executive directors and 2) our non-executive directors was 3,146 million Won, 515 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
Executive Directors	3,146	—	681
Non Executive Directors	515	—	47

	3,661	8,000	728

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1. Introduction to the Bank / 1.3. Capital Structure / 1.3.4. Stock Option.

5.5.	Affiliated Companies

5.5.1.    List of Affiliates

As of December 31, 2002, we have following affiliates.

•	KB Investment Co., Ltd.

•	Kookmin Credit Card Co., Ltd.

•	KB Investment Trust Management Co., Ltd.

•	KB Real Estate Trust Co., Ltd.

•	KB Credit Information Co., Ltd.

•	Kookmin Data System Corporation

•	Kookmin Futures Co., Ltd.

•	ING Life Korea Ltd.

•	Kookmin Bank Luxemburg. S.A.

•	Kookmin Bank International (London) Ltd.

•	Kookmin Finance Hong Kong Ltd.

5.5.2.	Operating Results of Affiliates

(Unit: in millions of Won)

		Accounting results of the latest fiscal year
Company name	Closing date	Total Assets	Total Liabilities	Total Equities	Sales	Net income
KB Investment	December 31, 2002	99,979	26,206	73,773	18,744	-33,883
Kookmin Credit Card	December 31, 2002	13,381,247	12,463,020	918,227	3,156,230	-260,888
KB Investment Trust Management	March 31, 2002	60,074	14,945	45,129	34,161	19,243
KB Real Estate Trust	December 31, 2002	300,671	212,943	87,728	59,771	8,915
KB Credit Information	December 31, 2002	20,772	6,821	13,951	34,179	3,639
Kookmin Data System Corporation	December 31, 2002	18,290	4,671	13,619	43,290	2,008
Kookmin Futures	March 31, 2002	46,826	23,396	23,430	14,622	3,519
ING Life Korea	March 31, 2002	1,135,081	1,083,209	51,872	712,355	37,241
Kookmin Bank Luxemburg	December 31, 2002	459,080	453,951	5,129	17,829	7,501
Kookmin Bank International (London)	December 31, 2002	344,265	296,527	47,738	11,327	742
Kookmin Finance Hong Kong	December 31, 2002	293,205	231,773	61,432	22,957	12,186

6.    Equity Securities

6.1.	Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2002 by each person known by us to own beneficially more than 5% of our outstanding shares.

Name	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock
The Government of Korea	30,623,761	9.33%
Goldman Sachs	16,831,607	5.13%
The Bank of New York[1]	37,728,214	11.49%

Total	85,183,582	25.95%

6.2.	Market Price Information for the Previous Six Months

6.2.1.	Common Stock Traded in the Korea Stock Exchange

(Unit: in Won, thousands of shares)

		July	August	September	October	November	December
Registered	High	62,100	56,500	57,200	46,000	45,950	47,700
Common Shares	Low	53,300	50,700	44,750	37,150	32,900	42,000

Trading Volume		26,808	18,972	30,320	50,040	50,870	29,678

6.2.2.	American Depositary Shares Traded in the New York Stock Exchange

(Unit: in US$, thousands of shares)

		July	August	September	October	November	December
American Depositary Shares	High	51.76	47.62	46.08	36.85	34.01	40.09
	Low	44.10	42.10	35.43	29.40	31.30	34.90

Trading Volume		8,197	5,095	6,829	10,244	8,831	4,269

1.	As depositary bank of American Depositary Shares of Kookmin Bank

7.    Directors, Senior Management and Employees

As of December 31, 2002, our board of directors, which consists of 3 executive directors and 8 non-executive directors, has the ultimate responsibility for the management of our affairs.

7.1.	Executive Directors

Our 3 executive directors consist of the chairman, president & CEO and auditor & executive director.

The names and positions of our directors with Kookmin Bank’s shares owned are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Sanghoon Kim	03/13/1942	Chairman	100
Jungtae Kim	08/15/1947	President & CEO	56,581
Choulju Lee	11/22/1939	Auditor & Executive Director	682

7.2.	Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of December 31, 2002, 8 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Shares Owned
Moonsoul Chung	03/07/1938	Non-Executive Director	3,191
Timothy Hartman	03/01/1939	Non-Executive Director	—
Sunjin Kim	06/08/1942	Non-Executive Director	2,215
Dongsoo Chung	09/24/1945	Non-Executive Director	200
Keunshik Oh	09/12/1946	Non-Executive Director	360
Kyunghee Yoon	01/05/1947	Non-Executive Director	—
Henry Cornell	04/11/1956	Non-Executive Director	—
Jihong Kim	06/08/1956	Non-Executive Director	—

7.3.	Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following executive officers:

Name	Date of Birth	Position	Common Shares Owned
Jongkyoo Yoon	10/13/1955	Executive Vice President	3,300
Donald MacKenzie	12/20/1948	Executive Vice President	—
Bonghwan Cho	03/30/1950	Executive Vice President	4,581
Sungchul Kim	09/10/1951	Executive Vice President	3,498
Jaein Suh	08/11/1947	Executive Vice President	3,717
Buhmsoo Choi	08/08/1956	Executive Vice President	—
Bockwoan Kim	11/17/1944	Executive Vice President	3,140
Youngil Kim	07/06/1953	Executive Vice President	3,327
Kitaek Hong	01/16/1948	Executive Vice President	3,931
Sunghyun Chung	08/10/1947	Executive Vice President	—
Kisup Shin	10/29/1955	Executive Vice President	280
Seongkyu Lee	10/25/1959	Executive Vice President	—
Jongin Park	03/10/1954	Executive Vice President	265
Byungsang Kim	02/19/1947	Executive Vice President	634
Woojung Lee	07/11/1949	Executive Vice President	—

7.4.	Employees

The following table shows the breakdown of our employees as of December 31, 2002.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the full-time employees	Total Payment for the 12 Months Period	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	13,288	1,234	14,522	15.60 years	824,993	4.7
Female	5,029	7,431	12,460	12.22 years	410,024	2.7

Total	18,317	8,665	26,982	14.67 years	1,235,017	3.8

7.5.	Labor Union

Under Korea Financial Industry Union, we currently have two union chapters following the merger. There are 8,446 members in Former Kookmin Bank chapter and 7,022 members in H&CB chapter.

8.	Related Party Transaction

A number of banking transactions are entered into with related parties in the normal course of business. Generally, these transactions include loans, deposits, debt securities and other ordinary course activities relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

8.1.	Transactions with the Largest Shareholders and Etc.

8.1.1.	Loans to Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Beginning Balance (January 1, 2002)	Increase	Decrease	Ending Balance (December 31, 2002)
Kookmin Credit Card	Affiliate	22,526	—	1,743	20,783

8.1.2.	Guarantees Provided for Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Beginning Balance (January 1, 2002)	Increase	Decrease	Ending Balance (December 31, 2002)
KB Real Estate Trust	Affiliate	53	—	53	0

8.1.3.	Investments in Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Par Value	Beginning Balance (January 1, 2002)	Increase	Decrease	Ending Balance (December 31, 2002)
Kookmin Credit Card	Affiliate	Equity Securities of Affiliate	271,825	271,825	—	—	271,825
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	31,999	31,999	12,709	—	44,708
KB Investment Trust Management	Affiliate	Equity Securities of Affiliate	30,670	30,670			30,670
Kookmin Futures	Affiliate	Equity Securities of Affiliate	19,999	19,999	—	—	19,999
Kookmin Data System	Affiliate	Equity Securities of Affiliate	7,998	7,998	—	—	7,998
KB Credit Information	Affiliate	Equity Securities of Affiliate	2,520	2,520	1,398	—	3,918
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	14,000	—	—	14,000

Total			459,010	459,010	14,107		473,117

8.1.4.	Real Estate Transactions with Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Type	Account	Increase (Pyung)	Decrease (Pyung)	Lease Deposits	Rent Fee
Kookmin Credit Card	Affiliate	Building	Rental Income	80	941	-1,426	—
KB Credit Information	Affiliate	Building	Rental Income	1,125	492	1,188	0.3
KB Real Estate Trust	Affiliate	Building	Rental Income	99	71	-15	—

Total				1,304	1,504	-253	0.3

8.2.	Transactions with Shareholders (Other than the Largest Shareholders and Etc.), Directors and Employees.

8.2.1.	Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account		Beginning Balance (January 1, 2002)	Increase	Decrease	Ending Balance (December 31, 2002)
Youngpoong Co.	Shareholder	Loan		266	—	266	—
Youngpoong Co.	Shareholder	Guarantee	In Won	1,744	—	1,217	527
			Foreign Currency	17,247	—	1,642	15,605
Sunjin Kim	Non Executive Director	Loan		32	—	32	—
Keunshik Oh	Non Executive Director	Loan		8	—	—	8

Total				19,297	—	3,157	16,140

8.2.2.	Purchase and Disposition of Securities

(Unit: in millions of Won)

Name	Relation with the Bank	Issuer	Par Value	Purchase Amount	Disposition Amount	Balance
Sunjin Kim (Yuhan Corporation)	Non Executive Director	Yuhan Corporation	60	638[1]	—	638

1.	As of December 31, 2002, the market value is 623 million Won.

8.2.3.	Real Estate Transaction

(Unit: in millions of Won)

Name	Relation with Kookmin Bank	Type	Account	Increase (Pyung)	Decrease (Pyung)	Lease Deposits	Rent Fee
Youngpoong Co.	Shareholder	Real estate	Rental Expense	—	—	9,664	—
Youngpoong Mining & Construction Co.	Shareholder’s Affiliate	Real estate	Rental Expense	—	—	850	—
Korean Teachers Credit Union	Shareholder	Real estate	Rental Expense	—	—	897	—
National Pension Corporation	Shareholder	Real estate	Rental Income	—	—	550	—
Total						11,961

9.    Exhibits

9.1.	List of Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank (Registrant)

Date: March 31, 2003	By:	/s/ Jong-Kyoo Yoon
(Signature) Name: Jong-Kyoo Yoon Title: Executive Vice President & Chief Financial Officer

Independent Auditor’s Report

To the Board of Directors and Shareholders of

Kookmin Bank

We have audited the accompanying non-consolidated balance sheets of Kookmin Bank (“the Bank”) as of December 31, 2002 and 2001, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2002 and 2001, and the results of its operations, the changes in its retained earnings, and its cash flows for the years then ended, in accordance with financial accounting standards generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following matters.

As discussed in Note 33 to the non-consolidated financial statements, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million. The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on New York Stock Exchange as American Depositary Shares (“ADS”) since November 1, 2001.

Continued;

Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 2 to the non-consolidated financial statements, during the current period, the rates for determining allowances for consumer loans and credit cards loans were changed, in preparation for the increasing risk of loan losses due to the increase of consumer loans and credit cards, as follows.

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Consumer	Credit Cards
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

As a result of the changed allowance rates, the Bank provided additional allowances of (Won)274,673 million for consumer loans and (Won)87,035 million for credit cards loans for the year ended December 31, 2002, resulting in a decrease of (Won)361,708 million decrease in net income before income tax expenses for the year ended December 31, 2002.

As discussed in Note 18 to the non-consolidated financial statements, the Bank sold 65.43% of its 85.43% investment in Jooeun Leasing Co., Ltd. and (Won)172,024 million of loans to Sun Capital Inc. for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Jooeun Leasing Co., Ltd. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

As discussed in Note 18 to the non-consolidated financial statements, the Bank sold its 87.00% ownership of Kookmin Investment Trust Management Co., Ltd. and 88.66% ownership of Kookmin Leasing Co., Ltd. to Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, and Sun Capital Inc. on May 29, 2002 and December 27, 2002, respectively.

As discussed in Note 5 to the non-consolidated financial statements, Kookmin Venture Capital Co., Ltd., Frontier Investment Co., Ltd., and Kookmin Investment Co., Ltd. were subsidiaries of the Bank. Kookmin Venture Capital Co., Ltd. merged with Frontier Investment Co., Ltd. and Kookmin Investment Co., Ltd. on December 31, 2001 and June 27, 2002, respectively, to avoid duplicate investments.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea

February 7, 2003

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
ASSETS :
Cash and due from banks (Note 3)	(Won)	4,599,356	(Won)	7,503,624
Trading securities (Note 4)		5,676,973		6,414,148
Investment securities (Note 5)		25,263,777		27,003,206
Loans (Notes 6 and 7)		126,730,561		107,029,959
Fixed assets (Note 8)		3,092,616		2,924,471
Other assets (Note 9)		6,135,558		6,018,394

Total Assets	(Won)	171,498,841	(Won)	156,893,802

LIABILITIES AND SHAREHOLDERS’ EQUITY :
Deposits (Note 10)	(Won)	123,109,653	(Won)	115,161,304
Borrowings (Note 11)		10,690,754		12,556,052
Debentures (Note 12)		17,539,007		9,076,028
Other liabilities (Note 15)		10,110,031		11,186,876

Total Liabilities		161,449,445		147,980,260

Commitments and Contingencies (Notes 16 and 18)
Common stock, par value: (Won)5,000, authorized: 1,000 million shares, issued and outstanding: 328,258,685 shares
(Notes 1 and 19)		1,641,293		1,498,487
Capital surplus (Note 20)		5,864,752		5,683,964
Retained earnings (Note 21)		2,417,102		1,427,475
Capital adjustments (Note 22)		126,249		303,616

Total Shareholders’ Equity		10,049,396		8,913,542

Total Liabilities and Shareholders’ Equity	(Won)	171,498,841	(Won)	156,893,802

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
Interest income :
Interest on due from banks	(Won)	51,580	(Won)	78,983
Interest on trading securities		95,576		172,045
Interest on investment securities		1,487,318		1,429,652
Interest on loans		9,251,849		5,603,114
Other interest income		102,735		123,354

		10,989,058		7,407,148

Interest expenses :
Interest on deposits		4,770,967		3,613,398
Interest on borrowings		415,938		513,876
Interest on debentures		830,219		531,244
Other interest expenses		58,068		62,354

		6,075,192		4,720,872

Net interest income		4,913,866		2,686,276
Provision for loan losses (Note 7)		1,593,479		992,249

Net interest income after provision for loan losses		3,320,387		1,694,027

Non-interest income :
Fees & commission income		1,345,669		530,343
Dividends on trading securities		1,123		323
Dividends on investment securities		12,186		6,679
Gain on foreign currency transactions		202,367		359,423
Gain on derivatives (Note 17)		2,364,376		2,292,219
Others (Note 23)		669,722		397,770

		4,595,443		3,586,757

Non-interest expenses :
Fees & commission expenses		330,385		138,835
General and administrative expenses (Note 24)		2,551,426		1,458,544
Loss on foreign currency transactions		245,232		211,401
Loss on derivatives (Note 17)		2,164,987		2,319,432
Others (Note 23)		358,035		307,026

		5,650,065		4,435,238

Operating income		2,265,765		845,546
Non-operating income (expenses), net (Note 25)		(372,147)		246,705

Net income before income tax expenses		1,893,618		1,092,251

Income tax expenses (Note 26)		583,327		351,686

Net income	(Won)	1,310,291	(Won)	740,565

Basic earnings per share (In Korean Won) (Note 27)	(Won)	4,123	(Won)	3,706

Diluted earnings per share (In Korean Won) (Note 27)	(Won)	4,123	(Won)	3,545

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

For the years ended December 31, 2002 and 2001

Dates of appropriations: March 21, 2003 for 2002 and March 22, 2002 for 2001

	In Millions of Korean Won
	2002		2001
Retained earnings before appropriations:
Unappropriated retained earnings carried over from prior year	(Won)	5,117	(Won)	37
Adjustment of investment in associates (Note 21)		4,562		(68,184)
Net income		1,310,291		740,565

		1,319,970		672,418
Transferred from prior years’ reserves (Note 21):
Reserves for overseas investment losses		5,417		8,483

		1,325,387		680,901

Appropriations (Note 21):
Legal reserves		132,000		74,100
Reserves for business rationalization		—		1,000
Cash dividends (20.0% for common stock in 2002, 2.0% for common stock in 2001)		325,233		29,967
Stock dividends (6.0% for common stock in 2001)		—		89,900
Voluntary reserves		867,000		480,000
Other reserves		744		817
		1,324,977		675,784

Unappropriated retained earnings carried over to the subsequent year	(Won)	410	(Won)	5,117

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	(Won)	1,310,291	(Won)	740,565
Adjustments to reconcile net income to net cash provided by operating activities :
Realized gain on trading securities, net		(87,802)		(34,724)
Unrealized loss (gain) on trading securities, net		(167,366)		4,140
Loss (gain) on foreign currency transactions, net		42,865		(148,022)
Provision for loan losses		1,593,479		992,249
Loss (gain) on derivative instruments, net		(199,389)		27,213
Retirement benefits		100,198		112,366
Depreciation and amortization		389,931		116,871
Loss on disposition of fixed assets, net		6,288		3,374
Realized gain on investment securities, net		(210,845)		(72,931)
Impairment loss on investment securities, net		272,393		95,117
Unrealized gain on investment securities, net		(2,022)		(85,519)
Loss (gain) on investment in associates		273,620		(351,226)
Loss (gain) on sale of loans, net		(6,475)		118,021
Others, net		(57,197)		(131,969)
Changes in assets and liabilities resulting from operations
Accrued income		3,238		436,959
Prepaid expenses		14,037		2,963
Deferred tax assets		(51,181)		97,110
Other assets		5,639		181,463
Accrued expenses		(90,475)		(513,456)
Unearned income		(1,070)		(17,216)
Withholding taxes		(54,343)		(51,415)
Accounts for agency business		141,532		218,857
Other liabilities		45,215		(232,975)
Decrease in retirement benefits		(19,130)		(629,069)
Increase in pension funds		(60,268)		(23,400)
Decrease in the national pension fund		33		24,927

Net cash provided by operating activities		3,191,196		880,273

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

For the years ended December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease (increase) in due from banks	(Won)	2,839,245	(Won)	(2,730,337)
Decrease in trading securities		992,343		287,364
Decrease (increase) in investment securities		1,606,941		(1,456,493)
Increase in loans, net		(20,439,846)		(7,295,710)
Proceeds from disposition of fixed assets		15,027		10,584
Acquisition of fixed assets		(579,330)		(180,137)
Others, net		360,592		(939,278)

Net cash used in investing activities		(15,205,028)		(12,304,007)

CASH FLOWS FROM FINANCING ACTIVITIES :
Increase in deposits, net		7,948,349		7,672,166
Increase in borrowings		17,520,024		6,476,497
Increase in debentures		14,658,294		1,552,519
Decrease in borrowings		(20,366,653)		(4,448,335)
Decrease in debentures		(5,961,214)		(4,209,339)
Others, net		(1,857,703)		735,180

Net cash provided by financing activities		11,941,097		7,778,688

Net decrease in cash and cash equivalents		(72,735)		(3,645,046)
Cash and cash equivalents, beginning of the year (Note 34)		3,173,316		6,818,362

Cash and cash equivalents, end of the year (Note 34)	(Won)	3,100,581	(Won)	3,173,316

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

1.    The Bank:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltds. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. The Bank completed the legal consolidation with H&CB as of October 31, 2001 (See Note 33).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. The Bank’s paid-in capital amounts to (Won)1,641,293 million as of December 31, 2002 (See Note 19). Also, as of December 31, 2002, 37,728,214 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADS”).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,336 domestic branches and offices (including ATMs) and 3 overseas branches as of December 31, 2002.

2.    Summary of Significant Accounting Policies:

The significant accounting policies followed by the Bank in the preparation of its financial statements are summarized below.

Basis of Non-consolidated Financial Statement Presentation -

The Bank’s non-consolidated financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions, as modified by the accounting and reporting guidelines prescribed by the banking regulatory authorities.

The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, that are not required for a fair presentation of the Bank’s financial position, results of operations or cash flows are not presented in the accompanying financial statements.

The preparation of financial statements in conformity with financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates.

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds are accounted for and reported separately from the Bank’s own commercial banking business.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Recognition of Interest Income -

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis.

Translation of Foreign Currency -

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by Seoul Money Brokerage Services, Ltd. at the balance sheet date. The resulting exchange gains or losses are reflected in other operating income or expenses.

The exchange rates used to translate foreign currency denominated assets and liabilities at December 31, 2002 and 2001 are (Won)1,200.4 : US$1 and (Won)1,326.1 : US$1, respectively.

Loans -

Until November 30, 2002, the Bank regarded granting lines of credit under import usance letters of credit, as guarantees and acceptances outstanding (acceptances on letters of credit), and provided allowances only for the transactions classified as “sub-standard” or below according to the credit risk classifications. However, under the revised Enforcement Regulations on Supervision of Banking Business, effective on December 1, 2002, those transactions are regarded as loans in foreign currencies (domestic usance bills) and borrowings in foreign currencies and the Bank provided allowances for loan losses under the same criteria for regular loans. As a result, as of December 31, 2002, loans in foreign currencies and borrowings in foreign currencies have been increased by (Won)981,379 million, respectively and allowances for guarantees and acceptances outstanding have been decreased by (Won)11,568 million and allowances for loan losses have been increased by (Won)18,866 million.

Allowances for Loan Losses -

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine allowances for loan losses. Effective as of January 1, 2002, the classification of corporate borrowers changed from 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) to 12 credit risk categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D). Credit risk classification under the FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.

Credit Risk Classification	Credit Ratings before Changes	Credit Ratings after Changes	Allowance Rates
Normal	AAA ~ B	AAA ~ B	0.5%
Precautionary	CCC	B-, CCC	2%
Sub-standard	CC	CC	20%
Doubtful	C	C	50%
Estimated loss	D	D	100%

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Allowances for Loan Losses, Continued;

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit cards. Alternatively, the bank classifies such loans by considering the current financial status including delinquent number of days, bankruptcies and collateral value. During the current period, the rates for determining the allowances for small-sized corporate loans, consumer loans, and credit cards were changed as follows:

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Small-sized Corporate	Consumer	Credit Cards
Normal	0.50%	0.50%	0.75%	1.00%
Precautionary	2.00%	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%	20.00%
Doubtful	50.00%	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%	100.00%

As a result of the changed allowance rates, the Bank provided additional allowances of (Won)274,673 million for consumer loans and (Won)87,035 million for credit cards loans for the year ended December 31, 2002, resulting in a decrease of (Won)361,708 million decrease in net income before income tax expenses for the year ended December 31, 2002.

Present Value Discounts -

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Bank applies the interest rate as of the inception of the loans, except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate as of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as provision for loan losses of the current period. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

The Bank recorded (Won)21,156 million and (Won)28,868 million of present value discounts as of December 31, 2002 and 2001, respectively, on long-term deposits placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), a subsidiary of the Bank sold in December 1999 (See Note 3). The receivables from the disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Securities -

Marketable securities held for short-term capital gain purposes, which exclude stocks issued by associates and debt securities held to maturity, are classified as trading securities. Securities that are not classified as trading securities are classified as investment securities.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Securities, Continued;

Securities are recorded at cost, including incidental expenses, with cost being determined using the moving average or specific identification method. The subsequent valuation methods used for the securities are summarized as follows:

	Valuation Method	Recognition of Unrealized Gains and Losses
Trading securities	Fair value	Net income
Investment securities
Available-for-sale securities and marketable equity securities	Fair value	Capital adjustments
Held-to-maturity securities and non-marketable equity securities	Cost	N/A
Investment in associates	Equity	Net income, retained earnings, or capital adjustments per source of the gain or loss

If the fair value of the investment securities are significantly below the book value and the decrease in value is anticipated to be permanent, the Bank adjusts the investment securities to their fair value and recognizes impairment losses in non-operating expenses of the current period.

Fixed Assets and Related Depreciation -

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible assets	Amortization Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4 years
Equipment and vehicles	Declining balance method	4 years

Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses as incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. Valuation allowance is recorded where the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

Intangible assets are amortized based on the following estimated average useful lives using the straight-line method and are presented in the financial statements net of accumulated amortization.

Intangible Asset	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	7-30 years

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Stock Issuance Costs and Debenture Issuance Costs -

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity of the debentures using the effective interest method.

Accrued Retirement Benefits -

Employees and directors with more than one year of service as of the balance sheet date are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, and contributions to the national pension fund as contra accounts of accrued retirement benefits.

Guarantees and Acceptances -

By applying the credit risk classification used for loans to the guarantees and acceptances, the Bank records an allowance for losses on outstanding guarantees and acceptances according to their classification as sub-standard, doubtful, or estimated loss (allowance rates are at minimum 20%, 50% and 100%, respectively).

Deferred Income Taxes -

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements -

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements.

Derivatives Instruments -

The Bank records the rights and obligations arising from derivative contracts on the balance sheet as assets and liabilities based on the fair values of such rights and obligations. Resulting unrealized gains or losses are included in net income.

The Bank applies hedge accounting only to the derivative instruments whose hedging relationship is expected to be highly effective in offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated. At inception of the hedge, the bank has formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed.

Stock Options -

The Bank had applied the fair value method using an option-pricing model in measuring compensation cost until the prior period. However, starting from the current period, expecting a high probability of grant and exercise as stock appreciation rights, the Bank changed the measurement method to the intrinsic value method. As a result, previous amounts recorded in capital adjustments (stock options) have been reclassified into accrued expenses (See Note 14).

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

National Housing Fund -

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

Gains and Losses on Trust Management -

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses are incurred in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensation paid for the year ended December 31, 2002 and the Bank recorded loss on trust management amounting to (Won)31,479 million for the year ended December 31, 2001.

Translation of the Foreign Currency Financial Statements of Foreign Entities -

Accounting records of the overseas branches are maintained in a foreign currency prevailing in their respective countries. For purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of balance sheet dates.

Statement of Cash Flows -

In preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for loans and deposits.

Application of the Statements of Korean Financial Accounting Standards -

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 become effective for the Bank as of January 1, 2003, and the Bank plans to adopt these SKFASs from January 1, 2003.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

3.    Cash and Due from Banks:

Cash and due from banks as of December 31, 2002 and 2001 are summarized as follows (in millions of Won):

		2002		2001
Cash on hand
Cash in Won		(Won)	2,392,346	(Won)	2,553,258
Cash in foreign currencies			186,780		147,313

			2,579,126		2,700,571

Due from banks in Won
The Bank of Korea	Reserve deposits	(Won)	1,340,482	(Won)	3,450,528
Banks	Time deposits		41,192		1,192
	Reserve deposits		392		174
	Certificates of deposits		—		198,822
	Current accounts and others		—		1,313
Other financial institutions	Cash management accounts		—		110,379
	Deposits at insurance companies		—		688,500
	Deposits at Mutual Savings & Finance Co., Ltd.		140,000		140,000
Others	Futures margin accounts		1,336		51,238
	Market participation margin		458		453
	Others		8,319		13,629

			1,532,179		4,656,228
	Present value discounts1*		(21,156)		(28,868)

			1,511,023		4,627,360

Due from banks in foreign currencies
The Bank of Korea	Demand deposits		25,677		33,795
Domestic banks	Demand deposits		11,341		12,447
Foreign banks	Time deposits		15,193		2,652
	Demand deposits		92,732		103,365
Off-shore	Demand deposits		359,200		—
Others	Other deposits		5,064		23,434

			509,207		175,693

		(Won)	4,599,356	(Won)	7,503,624

1*	Present value discounts are recorded in relation to the (Won)140,000 million of time deposits (1% interest, five year maturity at the point of deposit, uncallable for five years) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

Included in cash and due from banks as of December 31, 2002 and 2001 are the following restricted deposits (in millions of Won):

	2002		2001		Restrictions
Reserve deposits in the Bank of Korea and Korea Exchange Bank	(Won)	1,377,891	(Won)	3,488,985	General Banking Act
Deposits placed with Hansol Mutual Savings & Finance Co., Ltd.		140,000		140,000	Withdrawal at maturity
Deposits at insurance companies		—		678,500	Related to borrowings
Other deposits		2,040		51,691	Futures guarantee deposit

	(Won)	1,519,931	(Won)	4,359,176

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

3.    Cash and Due from Banks, Continued;

The maturities of the due from banks as of December 31, 2002 are summarized as follows (in millions of Won):

	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	1,390,987	(Won)	461,191	(Won)	1,852,178
Due after 3 months through 6 months		—		48,016		48,016
Due after 6 months through 1 year		—		—		—
Due after 1 year through 2 years		50,000		—		50,000
Due after 2 years through 3 years		90,000		—		90,000
Due after 3 years through 4 years		—		—		—
Due after 4 years through 5 years		—		—		—
Thereafter		1,192		—		1,192

	(Won)	1,532,179	(Won)	509,207	(Won)	2,041,386

4.    Trading Securities:

Trading securities as of December 31,2002 and 2001 comprise the following (in millions of Won):

							Balance Sheet Amount
	Par Value		Beginning Balance1*		Amortized Amount2*		2002		2001
Trading securities in Won
Listed equity securities	(Won)	—	(Won)	59,130	(Won)	59,130	(Won)	55,674	(Won)	45,682

Government and municipal bonds
— Treasury bonds		555,000		566,026		565,100		569,261		560,115
— Public housing bonds		—		—		—		—		19,447
— Foreign exchange stabilization bonds		70,000		75,196		73,735		75,174		218,443

				641,222		638,835		644,435		798,005

Finance debentures
— Monetary stabilization bond		740,000		740,225		739,813		743,242		700,168
— Other finance debentures		40,000		40,650		40,459		40,926		146,555

				780,875		780,272		784,168		846,723

Corporate bonds
— Government guaranteed bonds		190,000		195,818		195,166		195,740		423,207
— Other corporate bonds		139,633		140,241		140,107		140,734		160,578

				336,059		335,273		336,474		583,785

Beneficiary certificates		—		3,683,730		3,683,730		3,844,380		4,081,859

Trading securities in foreign currencies		12,526		12,364		12,366		11,842		58,094

			(Won)	5,513,380	(Won)	5,509,606	(Won)	5,676,973	(Won)	6,414,148

1*	Book value at December 31, 2001 or acquisition costs for the year ended December 31, 2002
2*	Amount amortized using effective interest rate method

Trading debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association. Trading debt securities in foreign currencies are recorded at fair value using the market yield of bonds provided by bond dealers.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

4.    Trading Securities, Continued;

Trading securities risk concentrations as of December 31, 2002 are as follows (in millions of Won):

	Securities in Won			Securities in Foreign Currencies
	Amount		Ratio (%)	Amount		Ratio (%)
By Country
— Korea	(Won)	5,665,131	100.00	(Won)	11,842	100.00

	(Won)	5,665,131	100.00	(Won)	11,842	100.00

By Type
— Fixed rate bond	(Won)	1,600,744	28.26	(Won)	—	—
— Floating rate bond		164,333	2.90		11,842	100.00
— Equity securities		55,674	0.98		—	—
— Beneficiary certificates		3,844,380	67.86		—	—

	(Won)	5,665,131	100.00	(Won)	11,842	100.00

By Industry
— Government and municipalities	(Won)	644,435	11.38	(Won)	—	—
— Government agencies		195,740	3.46		—	—
— Financial institutions		4,660,355	82.26		—	—
— Others		164,601	2.90		11,842	100.00

	(Won)	5,665,131	100.00	(Won)	11,842	100.00

The maturities of the trading securities except equity securities as of December 31, 2002 are summarized as follows (in millions of Won):

	Government and Municipal Bonds		Finance Debentures		Corporate Bonds		Beneficiary Certificates		Trading Securities in Foreign Currencies		Total
Due in 3 months or less	(Won)	—	(Won)	—	(Won)	—	(Won)	3,844,380	(Won)	—	(Won)	3,844,380
Due after 3 months through 6 months		—		10,059		—		—		—		10,059
Due after 6 months through 9 months		—		9,523		—		—		—		9,523
Due after 9 months through 1 year		—		28,540		—		—		—		28,540
Due after 1 year through 2 years		46,797		705,371		140,688		—		—		892,856
Due after 2 years through 3 years		472,490		30,675		52,065		—		11,842		567,072
Due after 3 years through 4 years		83,179		—		112,976		—		—		196,155
Due after 4 years through 5 years		41,969		—		—		—		—		41,969
Thereafter		—		—		30,745		—		—		30,745

	(Won)	644,435	(Won)	784,168	(Won)	336,474	(Won)	3,844,380	(Won)	11,842	(Won)	5,621,299

As of December 31, 2002, the beneficiary certificates in trading securities include discretionary investing contract assets. Securities included in discretionary investing contract assets consist of Samsung Electronics Co., Ltd. stock and other 27 listed or registered stocks. Acquisition costs and fair values of these assets amount to (Won)8,358 million and (Won)7,260 million, respectively. The Bank recorded the difference between acquisition costs and fair values of (Won)1,098 million as unrealized loss on trading securities.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities:

Investment securities as of December 31, 2002 and 2001 are as follows (in millions of Won):

	2002		2001
Equity securities
— Marketable equity securities	(Won)	262,105	(Won)	342,550
— Non-marketable equity securities		357,381		379,534
— Domestic related parties		986,522		1,386,683

		1,606,008		2,108,767

Investment in special funds
— Stock market stabilization fund		12,947		23,178
— Investment union fund		23,205		21,509

		36,152		44,687

Government and municipal bonds
— Treasury bonds		2,827,305		2,413,770
— Public housing bonds		311,228		374,097
— Grain supply bonds		3,620		96,883
— Foreign exchange stabilization bonds		1,430,494		745,010
— Municipal bonds		35,239		164,486

		4,607,886		3,794,246

Finance debentures
— Monetary stabilization bond		2,526,027		2,439,757
— Other finance debentures		647,886		877,199

		3,173,913		3,316,956

Corporate bonds
— Government guaranteed bonds		8,292,977		7,866,196
— Other corporate bonds		3,060,454		5,217,568

		11,353,431		13,083,764
Beneficiary certificates		3,231,853		3,218,834

Securities lent		47,835		198,934

Other investment securities1*		1,914		2,840

Securities denominated in foreign currencies
— Overseas related parties		116,640		120,921
— Equity securities		26,628		27,620
— Debt securities		1,061,517		1,085,637

		1,204,785		1,234,178

	(Won)	25,263,777	(Won)	27,003,206

1*	Other investment securities include commercial papers and national stock trusts.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

At December 31, 2002, the amortized amount and balance sheet amount of the Bank’s investment debt securities are as follows (in millions of Won):

	Par Value		Beginning Balance1*		Amortized Amount		Balance Sheet Amount
Available-for-sale
— Government and municipal bonds	(Won)	2,174,329	(Won)	2,215,693	(Won)	2,185,951	(Won)	2,226,514
— Finance debentures		2,308,398		2,257,078		2,249,679		2,267,156
— Corporate bonds		3,834,894		3,753,493		3,639,398		3,695,983
— Securities denominated in foreign currencies		1,163,254		1,023,752		998,674		1,022,014

		9,480,875		9,250,016		9,073,702		9,211,667

Held-to-maturity
— Government and municipal bonds		2,371,065		2,384,910		2,381,372		2,381,372
— Finance debentures		933,700		906,662		906,757		906,757
— Corporate bonds		7,607,584		7,745,386		7,657,448		7,657,448
— Securities denominated in foreign currencies		40,200		39,244		39,503		39,503

		10,952,549		11,076,202		10,985,080		10,985,080

	(Won)	20,433,424	(Won)	20,326,218	(Won)	20,058,782	(Won)	20,196,747

1*	Book value at December 31, 2001 or acquisition costs for the year ended December 31, 2002.

Available-for-sale debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association. Available-for-sale debt securities in foreign currencies are recorded at fair value using the market yield of bonds provided by bond dealers.

Government and municipal bonds sold under repurchase agreements of (Won)3,074,161 million and (Won)2,959,897 million as of December 31, 2002 and 2001, respectively, are included in the investment securities (See Note 11).

Equity securities in related parties as of December 31, 2002 and 2001 are as follows (in millions of Won):

						Unrealized Gains (Losses)12*						Balance Sheet Amount13*
Issuer	Ownership (%)	Acquisition Cost		Beginning Balance11*		NI		R/E		C/A		2002		2001
Domestic related parties
Kookmin Credit Card Co., Ltd.	74.27	(Won)	272,274	(Won)	873,991	(Won)	(193,759)	(Won)	585	(Won)	1,143	(Won)	681,960	(Won)	941,948
Kookmin Venture Capital Co., Ltd.1*	99.89		137,378		179,694		(119,050)		10,155		(3,510)		67,289		70,406
Kookmin Investment Trust Mgt. Co., Ltd. 2*	—		—		—		—		—		—		—		33,618
Kookmin Data System Co., Ltd.	99.98		7,998		12,408		2,008		—		—		14,416		12,929
Kookmin Futures Co., Ltd.	99.98		19,996		22,515		2,580		(49)		46		25,092		23,814
KLB Securities Co., Ltd.3*	36.41		10,316		—		—		—		—		—		—
Alpha Capital Corp.4*	14.97		3,919		—		—		—		—		—		51,291
KB Investment Trust Mgt. Co., Ltd. 5*	80.00		39,015		32,685		13,148		—		35		45,868		41,886
Jooeun Industrial Co., Ltd.6*	99.99		23,994		8,465		(8,465)		—		—		—		8,465
KB Real Estate Trust Co., Ltd.7*	99.99		76,103		78,537		8,854		—		336		87,727		78,537
KB Credit Information Co., Ltd.8*	62.57		7,936		8,083		1,660		—		(752)		8,991		5,247
Kookmin Leasing Co., Ltd. 9*	—		—		—		—		—		—		—		.—

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

						Unrealized Gains (Losses)12*						Balance Sheet Amount13*
Issuer	Ownership (%)	Acquisition Cost		Beginning Balance11*		NI		R/E		C/A		(%)		Cost
Domestic related parties, Continued
ING Life Korea Co., Ltd.10*	20.00	(Won)	21,769	(Won)	24,892	(Won)	(3,279)	(Won)	—	(Won)	—	(Won)	21,613	(Won)	24,891
Korea Mortgage Co., Ltd.	26.67		30,629		32,487		1,079		—		—		33,566		32,487
Kookmin Investment Co., Ltd. 1*	—		44,275		48,425		—		—		—		—		48,425
Frontier Investment Corp. 1*	—		17,934		12,109		—		—		—		—		12,109

			713,536		1,334,291		(295,224)		10,691		(2,702)		986,522		1,386,683

Overseas related parties
KB International Ltd. (London)	100.00		38,500		46,997		742		—		—		47,739		46,950
KB Luxembourg S.A.10*	100.00		22,004		—		9,308		(4,202)		—		5,106		—
Kookmin Singapore Ltd.3*	100.00		12,123		2,084		—		—		—		2,084		2,303
Kookmin Finance Asia Ltd. (H.K)	100.00		8,403		1,023		(744)		—		—		279		17,205
Kookmin Finance H.K. Ltd.	100.00		24,008		49,300		12,132		—		—		61,432		54,463

			105,038		99,404		21,438		(4,202)		—		116,640		120,921

Investment in special funds
KICO NO.3. Venture Investment Partnership	69.23		9,000		9,000		53		—		531		9,584		9,000
Pacific IT Investment Partnership	50.00		7,000		7,000		—		—		—		7,000		7,000
NPC02-4 Kookmin Venture Fund	33.33		5,000		5,000		113		—		—		5,113		5,000

			21,000		21,000		166		—		531		21,697		21,000

		(Won)	839,574	(Won)	1,454,695	(Won)	(273,620)	(Won)	6,489	(Won)	(2,171)	(Won)	1,214,859	(Won)	1,528,604

1*	Kookmin Venture Capital Co., Ltd. merged with Frontier Investment Corp. and Kookmin Investment Co., Ltd., on December 31, 2001 and June 27, 2002, respectively.
2*	The Bank completed the sale of Kookmin Investment Trust Management Co., Ltd., on May 29, 2002 (See Note 18).
3*	KLB Securities Co., Ltd. and Kookmin Singapore (Merchant Bank), Ltd. are in the process of liquidation.
4*	The Bank sold part of its investment in Jooeun Leasing Co., Ltd. (See Note 18), resulting in the decrease of its ownership to 14.97% and reclassifications from investment in associates into unlisted stocks. The company changed its name from Jooeun Leasing Co., Ltd. to Alpha Capital Corp. in the general meeting of stockholders, held on October 30, 2002.
5*	The company changed its name from Jooeun Investment Management Co., Ltd. to KB Investment Trust Management Co., Ltd., effective as of June 10, 2002.
6*	Dissolution of Jooeun Industrial Co., Ltd. was resolved in the general meeting of its stockholders on March 19, 2002.
7*	Jooeun Real Estate Trust Co., Ltd. changed its name to KB Real Estate Trust Co., Ltd., effective as of September 16, 2002.
8*	Jooeun Credit Information Co., Ltd. merged with KM Credit Information Co., Ltd., effective as of May 2, 2002 and changed its name to KB Credit Information Co., Ltd.
9*	The Bank sold Kookmin Leasing Co., Ltd. to Sun Capital Inc. on December 27, 2002 (See Note 18).
10*	The Bank applied the equity method based on the amended financial statements of ING Life Korea Co., Ltd. for (Won)16,117 million of income taxes, and of Kookmin Bank Luxembourg S.A. for (Won)22,225 million of impairment losses on investment securities and allowances for loan losses.
11*	The beginning balance is adjusted by dividends and changes in foreign exchange rate from the prior year’s book value.
12*	NI : Net Income, R/E : Retained Earnings, C/A : Capital Adjustments
13*	The balance sheet amount is recorded using the monthly closing information of related parties as of December 31, 2002 if possible, otherwise the most recent financial information is used.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Equity securities, excluding equity securities in related parties, as of December 31, 2002 are as follows (in millions of Won):

Issuer	Ownership (%)	Acquisition Cost		Fair Value or Net Asset Value1*		Balance Sheet Amount
Marketable equity securities (KSE)
— Hyundai Construction Co., Ltd.	6.14	(Won)	140,125	(Won)	48,197	(Won)	48,197
— KP Chemical Co., Ltd.	7.89		36,650		22,818		22,818
— Kia Motors Corp.	0.65		26,281		21,267		21,267
— SK Securities Co., Ltd.	5.58		26,878		21,259		21,259
— Hankang Restructuring Fund	6.25		21,444		16,632		16,632
— INI Steel Co., Ltd.	2.14		9,564		14,469		14,469
— Daewoo Securities Co., Ltd.	1.60		53,627		13,741		13,741
— Ssangyong Motor Company	2.09		27,655		12,653		12,653
— Saehan Industries Inc.	5.67		11,968		11,333		11,333
— Samsung Electronics Co., Ltd.	0.02		5,205		9,420		9,420
— KT	0.05		8,497		7,978		7,978
— Korea Zinc Co., Ltd.	1.91		9,008		6,485		6,485
— Daewoo Engineering & Construction Co., Ltd.	1.35		5,077		5,843		5,843
— Korea Electric Power Corporation	0.05		6,120		5,475		5,475
— Daewoo Heavy Industries & Machinery Ltd.	1.11		3,164		5,243		5,243
— ByuckSan Engineering & Construction Co., Ltd.	5.25		6,610		4,631		4,631
— Shinwon Corp.	8.38		9,873		4,366		4,366
— Others	—		22,779		21,457		21,457

			430,525		253,267		253,267

Marketable equity securities (KOSDAQ)
— C&H Capital Co., Ltd.	9.75		8,135		3,867		3,867
— KED Media Co., Ltd.	2.80		500		939		939
— Tae Young Telstar Co., Ltd.	3.33		1,000		760		760
— Han Kook Capital Co., Ltd.	1.71		1,203		757		757
— Miju Steel Co., Ltd	4.30		1,348		540		540
— Ssangyong Engineering & Construction Co., Ltd.	1.07		952		444		444
— KTF	0.01		436		360		360
— Shinwon Construction Co., Ltd.	2.02		1,622		322		322
— Systems Technology Inc.	3.03		250		300		300
— Others	—		7,652		549		549

			23,098		8,838		8,838

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Issuer	Ownership (%)	Acquisition Cost		Fair Value or Net Asset Value1*		Balance Sheet Amount
Non-marketable equity securities
— Mutual Fund 2*	11.87	(Won)	103,353	(Won)	92,239	(Won)	92,239
— Korea Housing Guarantee Co., Ltd.	11.79		53,329		76,543		68,648
— KT Icom Co., Ltd.	2.08		37,465		37,840		37,465
— Dongbu Electronics Co., Ltd.	6.61		30,000		20,702		30,000
— Hyundai Petrochemical Co., Ltd.	9.31		20,173		73,184		20,173
— Daewoo Electronics Co., Ltd.	1.85		9,862		384		9,862
— The Korea Securities Finance Corp.	2.40		8,160		10,371		8,160
— Korea Asset Management Corp.	5.38		7,827		16,563		7,827
— Samsung Life Insurance Co., Ltd.	0.11		7,479		5,988		7,479
— Korea Highway Corp.	0.12		6,248		14,716		6,248
— BC Card Co., Ltd.	4.95		5,738		8,040		5,738
— Mirae Asset Securities Co., Ltd.	4.43		5,000		7,679		5,000
— Hanwha Investment Trust Management Co., Ltd.	11.00		3,487		4,162		3,487
— Korea Vilene Co., Ltd.	10.00		3,000		3,455		3,000
— Alpha Capital Corp.	14.97		3,919		2,838		2,838
— Hyundai Home Shopping Network Corp.	5.96		2,680		1,674		2,680
— National Information & Credit Evaluation Inc.	7.85		2,668		3,682		2,668
— Korea Aerospace Industries, Ltd.	0.46		2,179		1,355		2,179
— Korea Digital Satellite Broadcasting Co., Ltd.	0.65		2,174		1,643		2,174
— Kyobo Investment Trust Management Co., Ltd.	7.00		2,100		3,179		2,100
— Others	—		64,190		35,762		37,416

			381,031		421,999		357,381

Equity securities denominated in foreign currencies
— Asia Credit Services (PTE) Ltd.	6.67		12,004		9,892		9,892
— Nanjing Kumho Tire Co., Ltd.	6.00		2,553		2,006		2,553
— Investment Development Leasing Co.	10.00		1,539		2,089		2,089
— Pan Asia Paper (Thailand) Co., Ltd.	2.94		3,257		2,047		2,047
— Sahaviriya Steel Industry	1.09		900		2,016		2,016
— Baring Communications Equity	6.73		4,921		1,947		1,947
— China Enterprise Development Fund	2.63		1,224		1,224		1,224
— Asia Finance and Investment Corp.	2.17		3,001		1,179		1,179
— Tianjin Samsung Opto- Electronics.	10.00		1,173		1,381		1,173
— Chase Securities Int’l (LONDON) and others	—		2,508		5,631		2,508

			33,080		29,412		26,628

		(Won)	867,734	(Won)	713,516	(Won)	646,114

1*	Net asset value is calculated using the monthly closing information of investees as of December 31, 2002 if possible, otherwise the most recent financial information is used.
2*	Investments in mutual funds are calculated using the net asset value per share provided by restructuring funds which consist of Seoul Debt-Restructuring Fund, Arirang Restructuring Fund, and Mukungwha Restructuring Fund formed to support corporate restructuring.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Unrealized gains and losses on investment securities included in net income for the year ended December 31, 2002 are summarized as follows (in millions of Won):

	Beginning Balance		Fair Value / Net Asset Value		Unrealized Gains (Losses)
Investment in special funds
— Stock market stabilization fund	(Won)	10,577	(Won)	12,947	(Won)	2,370
Beneficiary certificates
— Special fund for corporate bonds		976		628		(348)

	(Won)	11,553	(Won)	13,575	(Won)	2,022

Most of the operating assets in the funds are composed of short-term financial assets and related gains and losses are recognized in the current year as unrealized gains and losses on investment in special funds.

Impairment losses on investment securities for the year ended December 31, 2002 are as follows (in millions of Won):

Issuer	Acquisition Cost		Impairment Loss		Book Value
Equity Securities
Marketable equity securities (KSE)
— Hyundai Construction Co., Ltd.	(Won)	140,125	(Won)	91,928	(Won)	48,197
— KP Chemical Co., Ltd		36,650		13,832		22,818
— Daewoo Securities Co., Ltd.		53,627		39,886		13,741
— Ssangyong Motor Company		27,655		15,002		12,653
— Woo Bang Housing & Construction Co., Ltd.		6,122		2,524		3,598
— Shinwon Corp.		9,873		5,507		4,366
— Hanmi Capital Co., Ltd.		2,335		994		1,341
— Saehan Industries Inc.		11,968		635		11,333
— Kunyoung Co., Ltd.		762		598		164
— Hyundai Metal Co., Ltd. (common stock)		575		399		176
— Hyundai Metal Co., Ltd. (preferred stock)		266		206		60
— Jindo Corporation		207		191		16
— Maxon Telecom. Co., Ltd. (preferred stock)		830		97		733
— Others		285		104		181

		291,280		171,903		119,377

Marketable equity securities (KOSDAQ)
— C&H Capital		8,135		4,268		3,867
— Hansol Mutual Savings Bank		1,685		1,580		105
— Eyesvision Corp.		1,491		1,425		66
— Prochips Technology Inc.		1,323		1,189		134
— Shinwon Construction Co., Ltd.		1,622		1,300		322
— Miju Steel Mfg.		1,348		808		540
— Growell Telecom		1,000		868		132
— NetSecure Technology Inc.		954		841		113
— Han Kook Capital Co., Ltd.		1,203		446		757
— Ssangyong Engineering & Construction Co., Ltd.		952		508		444
— Seohan Engineering & Construction Co., Ltd.		1,201		1,201		—

		20,914		14,434		6,480

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Issuer	Acquisition Cost		Impairment Loss		Book Value
Non-marketable equity securities
— Daewoo Electronics Co., Ltd.	(Won)	23,800	(Won)	23,800	(Won)	—
— Chonggu Co., Ltd.		904		904		—
— Kohap Corp.		860		860		—
— Daewoo Telecom Co., Ltd.		417		417		—
— Alpha Capital Corp.		3,919		1,081		2,838
— Orion Electric Co., Ltd.		614		614		—
— Seohan Engineering & Construction Co., Ltd. (preferred stock)		178		178		—

		30,692		27,854		2,838

Equity securities denominated in foreign currencies
— Baring Communications Equity		4,921		2,974		1,947
— Asia Credit Services (PTE) Ltd.		12,004		2,112		9,892
— Asia Finance and Investment Corp.		3,001		1,822		1,179
— Pan Asia Paper (Thailand) Co., Ltd.		3,257		1,210		2,047

		23,183		8,118		15,065

		366,069		222,309		143,760

Debt Securities
Corporate bonds
— Hyundai Engineering & Construction Co. Ltd.		69,400		40,811		28,589
— Kookmin-2 nd ABS Specialty Co., Ltd.		10,000		209		9,791
— Kookmin-4 th ABS Specialty Co., Ltd.		6,500		480		6,020
— Kookmin-5 th ABS Specialty Co., Ltd.		4,000		1,166		2,834
— H&CB 200105 ABS Specialty Co., Ltd.		23,500		7,459		16,041

		113,400		50,125		63,275

Debt securities denominated in foreign currencies
— Daehan Global		43,296		14,726		28,570
— Essar Gujarat LTD		1,801		1,321		480
— SMM Finance		1,500		1,170		330
— PT Argo Pantes		1,500		780		720
— Amsteel corp.		900		666		234
— PT Bakrie Invest.		721		663		58
— Berjaya Group capital		1,991		530		1,461
— Tuntex		899		269		630
— PT Fiskaragung		180		180		—
— PT Pelabuan		14,028		5,025		9,003
— PT Bank Indonesia Raya		1,501		1,471		30
— Kohap Global		360		360		—
— PT Dhamala		300		270		30
— Berjaya Group capital		852		226		626

		69,829		27,657		42,172

		183,229		77,782		105,447

	(Won)	549,298	(Won)	300,091	(Won)	249,207

For the year ended December 31, 2002, the recovery of impairment losses on investment equity securities amounts to (Won)15,318 million related to the investments in Korea Housing Guarantee Co., Ltd. and the recovery of impairment losses on investment debt securities amounts to (Won)6,800 million and (Won)5,580 million related to the investments in Kookmin—3 rd ABS Specialty Co., Ltd. and Kookmin—4 th ABS Specialty Co., Ltd., respectively.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Investment securities risk concentrations as of December 31, 2002 are as follows (in millions of Won):

	Securities in Won1*			Securities in Foreign Currencies
	Amount		Ratio (%)	Amount		Ratio (%)
By Country
— Korea	(Won)	24,011,157	100.00	(Won)	948,035	78.69
— USA		—	—		66,826	5.55
— Philippines		—	—		63,323	5.26
— Germany		—	—		30,010	2.49
— Mexico		—	—		20,007	1.66
— India		—	—		18,393	1.53
— Indonesia		—	—		16,911	1.40
— Hong Kong		—	—		11,994	1.00
— Singapore		—	—		9,892	0.82
— Thailand		—	—		8,944	0.74
— Others		—	—		10,450	0.86

	(Won)	24,011,157	100.00	(Won)	1,204,785	100.00

By Type
— Fixed rate bonds	(Won)	13,845,146	57.66	(Won)	366,754	30.44
— Floating rate bonds		4,837,248	20.15		430,055	35.70
— Subordinated bonds		422,708	1.76		152,019	12.62
— Convertible bonds		30,128	0.13		112,689	9.35
— Equity securities		1,606,008	6.69		143,268	11.89
— Others		3,269,919	13.61		—	—

	(Won)	24,011,157	100.00	(Won)	1,204,785	100.00

By Industry
— Government and municipalities	(Won)	4,596,855	19.14	(Won)	5,064	0.42
— Government agencies		8,186,233	34.09		139,019	11.54
— Financial institutions		8,226,736	34.26		578,608	48.03
— Others		3,001,333	12.51		482,094	40.01

	(Won)	24,011,157	100.00	(Won)	1,204,785	100.00

1*	Securities lent are not included.

The maturities of the investment securities, excluding investment equity securities, investment in special funds, and securities lent, as of December 31, 2002 are summarized as follows (in millions of Won):

	Government and Municipal Bonds		Finance Debentures		Corporate Bonds		Beneficiary Certificates		Others		Securities in Foreign Currencies		Total
Due in 3 months or less	(Won)	58,350	(Won)	569,808	(Won)	749,432	(Won)	2,370,296	(Won)	1,914	(Won)	86,860	(Won)	3,836,660
Due after 3 months through 6 months		18,230		880,899		567,726		476,833		—		98,285		2,041,973
Due after 6 months through 9 months		354,832		91,713		4,282,186		182,908		—		39,347		4,950,986
Due after 9 months through 1 year		102,189		443,170		567,668		201,816		—		30,293		1,345,136
Due after 1 year through 2 years		938,035		1,048,512		2,505,754		—		—		144,074		4,636,375
Due after 2 years through 3 years		1,422,801		109,811		1,469,141		—		—		253,965		3,255,718
Due after 3 years through 4 years		361,502		30,000		676,795		—		—		127,848		1,196,145
Due after 4 years through 5 years		1,097,076		—		217,206		—		—		156,604		1,470,886
Thereafter		254,871		—		317,523		—		—		124,241		696,635

	(Won)	4,607,886	(Won)	3,173,913	(Won)	11,353,431	(Won)	3,231,853	(Won)	1,914	(Won)	1,061,517	(Won)	23,430,514

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Currency concentrations of securities denominated in foreign currencies as of December 31, 2002 are as follows (in millions of Won):

	Trading Securities			Investment Securities
	Amount		Ratio (%)	Amount		Ratio (%)
USD	(Won)	11,842	100.00	(Won)	1,095,652	90.94
GBP		—	—		47,739	3.96
JPY		—	—		44,840	3.72
DEM		—	—		5,667	0.47
EUR		—	—		5,106	0.42
THB		—	—		2,741	0.23
BDT		—	—		2,089	0.17
PHP		—	—		451	0.04
CHF		—	—		367	0.04
IDR		—	—		133	0.01

	(Won)	11,842	100.00	(Won)	1,204,785	100.00

Securities lent as of December 31, 2002 are as follows (in millions of Won):

Company	Security	Amount
LG Engineering & Construction Co., Ltd.	Government and municipal bonds	(Won)47,835

Trading and investment securities of (Won)7,830,956 million (par value) can be discounted at the Bank of Korea as of December 31, 2002.

As of December 31, 2002, the following investment securities are pledged at various institutions (in millions of Won):

Related Liability			Securities Provided
Transaction	Amount		Book Value		Pledge Value
Bonds sold under repurchase agreements	(Won)	3,074,161	(Won)	3,907,187	(Won)	3,855,399
Borrowings from the Bank of Korea		671,854		2,141,059		2,119,350
Derivatives transactions		Borrowing within credit line		105,407		110,033
BOK settlements		Borrowing within credit line		507,753		504,300
Sale of non-performing loans		Borrowing within credit line		168,100		166,671
Borrowings denominated in foreign currencies		1,670		1,895		1,900

			(Won)	6,831,401	(Won)	6,757,653

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

6.    Loans:

Loans as of December 31, 2002 and 2001 are summarized as follows (in millions of Won):

Account	Detailed Account	2002		2001
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	28,904,621	(Won)	22,974,003
	Notes discounted		1,851,133		2,235,289
	Overdraft accounts		568,702		584,909
	Trading notes		814,759		736,886
	Other operation loans		3,229,851		2,755,620

			35,369,066		29,286,707

	Facility loans
	General facility loans		4,676,506		3,117,383
	Other facility loans		1,287,125		1,317,064

			5,963,631		4,434,447

			41,332,697		33,721,154

Consumer loans	General consumer loans		39,713,543		34,367,459
	Consumer housing loans		33,731,435		25,342,969
	Remunerations on mutual installment savings		131,768		57,099
	Other consumer loans		632,172		224,360

			74,208,918		59,991,887

Public loans	Public operation loans		738,632		730,598
	Public facility loans		39,414		57,211

			778,046		787,809

Other loans	Property formation loans		95,252		154,069
	Inter-bank loans		20,941		36,110
	Others		36,251		7,740

			152,444		197,919

			116,472,105		94,698,769

Loans in foreign currencies	Domestic funding loans		1,052,800		1,558,146
	Overseas funding loans		933,010		1,159,421
	Inter-bank loans		1,094,119		1,163,547
	Domestic usance bills		1,334,006		286,155
	Government funding loans		3,241		6,968

			4,417,176		4,174,237

Bills bought in Won			37,415		50,893

Bills bought in foreign currencies			756,300		1,006,095

Payments on guarantees			52,430		199,831

Credit card accounts			5,748,806		4,706,223

Bonds purchased under resale agreements (“RP”)			—		640,000

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

6.    Loans, Continued;

Account	Detailed Account	2002		2001
Call loans	Call loans in Won	(Won)	33,600	(Won)	1,293,900
	Call loans in foreign currencies		248,857		261,113
	Inter-bank reconciliation funds		89,287		124,615

			371,744		1,679,628

Privately placed debentures			1,276,080		1,991,735

Loans due for equity conversion			7,643		212,831

			129,139,699		109,360,242

Allowances for loan losses (Note 7)			(2,378,696)		(2,271,179)

Present value discounts			(30,442)		(59,104)

		(Won)	126,730,561	(Won)	107,029,959

As of December 31, 2002, restructured loans due to workout plans or other similar restructuring programs are as follows (in millions of Won):

			Settlements by Issuance or Grants of
	Balances before Restructuring		Exemption		Loans due for Equity Conversion		Equity Securities		Convertible Bonds		Balances after Restructuring		Present Value Discounts
Workout	(Won)	285,613	(Won)	2,891	(Won)	—	(Won)	132,601	(Won)	17,287	(Won)	132,834	(Won)	6,116
Court receivership		117,385		—		3,932		96,228		—		17,225		2,811
Court mediation		101,325		—		—		—		—		101,325		1,181
Others		201,985		—		3,711		—		—		198,274		20,334

	(Won)	706,308	(Won)	2,891	(Won)	7,643	(Won)	228,829	(Won)	17,287	(Won)	449,658	(Won)	30,442

The loans, or portions thereof, that are approved for debt restructuring by issuance or grants of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of equity interest is adjusted in the related allowance for loan losses.

The maturities of loans as of December 31, 2002 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Bills Bought1*		Credit Card		Call Loans		Privately Placed Debentures		Others		Total
Due in 3 months or less	(Won)	14,800,984	(Won)	2,265,001	(Won)	657,033	(Won)	2,641,378	(Won)	371,744	(Won)	80,123	(Won)	54,138	(Won)	20,870,401
Due after 3 months through 6 months		13,914,175		289,824		111,137		2,582,159		—		90,047		3,711		16,991,053
Due after 6 months through 1 year		24,263,747		326,914		8,123		472,636		—		286,255		—		25,357,675
Due after 1 year through 2 years		19,227,010		371,445		7,160		24,089		—		335,133		—		19,964,837
Due after 2 years through 3 years		26,672,996		272,825		7,160		13,828		—		419,494		—		27,386,303
Due after 3 years through 4 years		2,438,447		153,194		3,102		9,767		—		59,889		—		2,664,399
Due after 4 years through 5 years		3,058,132		140,286		—		4,949		—		5,012		—		3,208,379
Thereafter		12,096,614		597,687		—		—		—		127		2,224		12,696,652

	(Won)	116,472,105	(Won)	4,417,176	(Won)	793,715	(Won)	5,748,806	(Won)	371,744	(Won)	1,276,080	(Won)	60,073	(Won)	129,139,699

1*	Bills bought in Won and Bills bought in foreign currencies

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

6.    Loans, Continued;

Loan risk concentrations as of December 31, 2002 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
By Country
Korea	(Won)	116,472,105	(Won)	3,873,416	(Won)	8,001,643	(Won)	128,347,164	99.39
Southeast Asia		—		60,297		96,682		156,979	0.12
Russia		—		118,840		—		118,840	0.09
China		—		5,051		—		5,051	0.01
Japan		—		245,078		—		245,078	0.19
USA/ Latin America		—		37,480		7,443		44,923	0.03
Others		—		77,014		144,650		221,664	0.17

	(Won)	116,472,105	(Won)	4,417,176	(Won)	8,250,418	(Won)	129,139,699	100.00

By Customer and Industry
Industrial loans
Financial institutions	(Won)	748,688	(Won)	1,187,649	(Won)	432,427	(Won)	2,368,764	1.83
Manufacturing companies		14,360,918		1,582,066		1,203,516		17,146,500	13.28
Service companies		3,599,523		881,345		91,945		4,572,813	3.54
Others		22,675,311		696,728		773,723		24,145,762	18.70

		41,384,440		4,347,788		2,501,611		48,233,839	37.35

Household loans		74,309,619		59,642		5,748,807		80,118,068	62.04

Public and other loans		778,046		9,746		—		787,792	0.61

	(Won)	116,472,105	(Won)	4,417,176	(Won)	8,250,418	(Won)	129,139,699	100.00

7.    Allowances for Loan Losses:

As of December 31, 2002 and 2001, allowances for loan losses are as follows (in millions of Won):

Allowance for	2002		2001
Loans in Won	(Won)	1,905,208	(Won)	1,509,863
Loans in foreign currencies		103,838		225,172
Bills bought in Won and foreign currencies		20,213		97,269
Payments on guarantees		18,382		91,836
Credit card accounts		284,491		148,349
Privately placed debentures		28,210		97,394
Loans due for equity conversion		5,373		65,918
Suspense receivables		11,022		8,224
Others		1,959		27,154

	(Won)	2,378,696	(Won)	2,271,179

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

7.    Allowances for Loan Losses, Continued;

As of December 31, 2002, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Loan balance	(Won)	108,193,204	(Won)	5,242,139	(Won)	2,260,061	(Won)	513,701	(Won)	236,646	(Won)	116,445,751
	Allowances		720,363		210,049		460,035		278,115		236,646		1,905,208

	Percentage(%)		0.67		4.01		20.35		54.14		100.00		1.64

Loans in foreign currencies	Loan balance		3,993,389		233,441		145,797		33,348		7,180		4,413,155
	Allowances		14,496		14,005		46,701		21,456		7,180		103,838

	Percentage(%)		0.36		6.00		32.03		64.34		100.00		2.35

Bills bought1*	Loan balance		673,588		101,725		2,263		5,956		10,183		793,715
	Allowances		3,368		2,035		453		4,174		10,183		20,213

	Percentage(%)		0.50		2.00		20.02		70.08		100.00		2.55

Payments on guarantees	Loan balance		11,306		4,695		19,784		5,521		11,124		52,430
	Allowances		57		482		3,957		2,762		11,124		18,382

	Percentage(%)		0.50		10.27		20.00		50.03		100.00		35.06

Credit card accounts	Loan balance		5,095,728		360,890		113		254,677		37,398		5,748,806
	Allowances		50,957		43,307		23		152,806		37,398		284,491

	Percentage(%)		1.00		12.00		20.35		60.00		100.00		4.95

Call loans	Loan balance		371,744		—		—		—		—		371,744
	Allowances		—		—		—		—		—		—

	Percentage(%)		—		—		—		—		—		—

Privately placed debentures	Loan balance		1,174,838		32,937		57,779		9,584		875		1,276,013
	Allowances		5,874		1,339		12,288		7,834		875		28,210

	Percentage(%)		0.50		4.07		21.27		81.74		100.00		2.21

Loans due for equity conversion2*	Loan balance		—		—		2,103		5,540		—		7,643
	Allowances		—		—		1,144		4,229		—		5,373

	Percentage(%)		—		—		54.40		76.33		—		70.30

Total loans	Loan balance2*	(Won)	119,513,797	(Won)	5,975,827	(Won)	2,487,900	(Won)	828,327	(Won)	303,406	(Won)	129,109,257
	Allowances3*		795,115		271,217		524,601		471,376		303,406		2,365,715

	Percentage(%)		0.67		4.54		21.09		56.91		100.00		1.83

1*	Bills bought in Won and foreign currencies
2*	The above amounts of loan balances are net of present value discounts.
3*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

7.    Allowances for Loan Losses, Continued;

For the years ended December 31, 2002 and 2001, the allowances for loan losses changed as follows (in millions of Won):

	2002		2001
Beginning Balance	(Won)	2,271,179	(Won)	1,826,700
Increase due to:
Provision for loan losses		1,593,479		992,249
Business combination with H&CB		—		969,078
Collection of written-off loans		269,533		97,123
Troubled debt restructuring		60,939		45,458
Repurchase of loans sold		6,424		3,404
Others		—		28,330

		1,930,375		2,135,642

Decrease due to:
Written-off loans		1,527,311		1,090,029
Sale of loans		65,174		372,272
Conversion of loans into equity securities		136,185		164,422
Exemption of loans		8,364		36,675
Offset with present value discounts from troubled debt restructuring		61,104		27,765
Changes in exchange rates and others		24,720		—

		1,822,858		1,691,163

Ending Balance	(Won)	2,378,696	(Won)	2,271,179

As of December 31, 2002, 2001 and 2000, the ratios of allowances for loan losses to loans are as follows (in millions of Won):

	2002		2001		2000
Loans1*	(Won)	129,109,257	(Won)	109,301,138	(Won)	52,397,111
Allowances for loan losses2*		2,365,715		2,235,801		1,826,700

Ratio (%)		1.83		2.05		3.49

1*	The above amounts of loans are net of present value discounts
2*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

8.    Fixed Assets:

Fixed assets as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002						2001
	Acquisition Cost		Accumulated Depreciation		Net Carrying Value		Acquisition Cost		Accumulated Depreciation		Net Carrying Value
Tangible assets
Land	(Won)	1,175,681	(Won)	—	(Won)	1,175,681	(Won)	1,168,322	(Won)	—	(Won)	1,168,322
Buildings and structures		848,745		108,723		740,022		800,337		89,783		710,554
Leasehold improvements		98,117		48,164		49,953		57,035		29,616		27,419
Equipment and vehicles		1,043,969		533,675		510,294		678,816		361,102		317,714
Constructions in progress		1,197		—		1,197		5,774		—		5,774

	(Won)	3,167,709	(Won)	690,562	(Won)	2,477,147	(Won)	2,710,284	(Won)	480,501		2,229,783

Intangible assets						614,457						692,390
Foreclosed assets (net of valuation allowance)						1,012						2,298

					(Won)	3,092,616					(Won)	2,924,471

In accordance with the General Banking Act, the Bank is prohibited from investing in non-business purpose real property and may only hold business-purpose real property within its own equity amount.

All of the Bank’s tangible assets, other than those personal properties valued under (Won)1 million, are covered by insurance policies of (Won)1,113,446 million and (Won)954,656 million as of December 31, 2002 and 2001, respectively. All vehicles are covered by legal and general insurance policies.

Movements in intangible assets for the year ended December 31, 2002 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance
Goodwill due to the combination with H&CB	(Won)	692,050	(Won)	—	(Won)	78,345	(Won)	613,705
Rights to income on donated asset		118		—		8		110
Store possessory right		183		—		22		161
Trademarks		22		1		12		11
Others		17		501		48		470

	(Won)	692,390	(Won)	502	(Won)	78,435	(Won)	614,457

The total government-posted price of land, used for tax imposition and compensation for confiscation, as of December 31, 2002 and 2001 is as follows (in millions of Won):

	2002				2001
	Book Value		Appraisal Value		Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,175,681	(Won)	986,885	(Won)	1,168,322	(Won)	976,511
Lands included in foreclosed assets		1,923		931		4,253		13,492

	(Won)	1,177,604	(Won)	987,816	(Won)	1,172,575	(Won)	990,003

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

9.    Other Assets:

Other assets at December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Guarantee deposits paid	(Won)	1,235,362	(Won)	1,178,742
Accounts receivable		1,877,645		1,539,076
Accrued income		981,141		984,379
Payments in advance		48,390		104,113
Prepaid expenses		12,646		26,684
Deferred tax assets (Note 26)		170,624		119,444
Derivative assets (Note 17)		660,791		278,893
Unsettled domestic exchange assets		1,087,587		1,490,602
Loans to trust accounts		37,882		267,334
Others		23,490		29,127

	(Won)	6,135,558	(Won)	6,018,394

10.    Deposits:

Deposits as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%) 2002.12.31	2002		2001
Deposits in Won
Demand deposits
— Checking deposits	—	(Won)	134,222	(Won)	272,350
— Household checking deposits	0.50		469,866		430,716
— Passbook deposits	0.50		8,586,219		6,118,412
— Temporary deposits	—		3,577,243		3,825,722
— Public fund deposits	0.50		207,695		172,215
— Others	—		12,497		4,590

			12,987,742		10,824,005

Time deposits and savings deposits
— Time deposits	3.5~5.35		58,187,286		54,665,800
— Installment savings deposits	4.2~5.15		1,422,532		1,601,703
— Property formation savings	11.69		2,221		2,670
— Time and savings deposits of non-residents in Won	2.63		151,124		66,391
— General savings deposits	0.5~3.8		21,346,223		20,165,895
— Corporate free savings deposits	0.5~3.8		6,556,979		6,269,451
— Long term savings deposits for workers	12.38		297,272		473,432
— Long term housing savings deposits	5.65		538,782		345,061
— Long term savings for households	5.87		2,250,457		3,160,122
— Worker’s preferential savings deposits	5.35		2,877,467		2,330,304
— Worker’s savings for housing	1.03		79		106
— Mutual installment deposits	3.5~5.25		7,491,115		8,871,193
— Mutual installment for housing	4.85~5.25		4,872,637		4,128,489

			105,994,174		102,080,617

			118,981,916		112,904,622

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

10.    Deposits, Continued;

	Annual Interest (%) 2002.12.31.	2002		2001
Deposits in foreign currencies
Demand deposits
— Checking deposits	0.00~3.00	(Won)	29,629	(Won)	28,494
— Passbook deposits	0.08~0.10		549,646		411,754
— Notice deposits	0.15		2,725		11,945
— Temporary deposits	—		3,796		4,088

			585,796		456,281

Time deposits and savings deposits
— Time deposits	0.44~7.5		496,359		644,532
— Others	5.00~8.00		1,493		1,813

			497,852		646,345

			1,083,648		1,102,626

Certificates of deposit	4.0~4.80		3,044,089		1,154,056

		(Won)	123,109,653	(Won)	115,161,304

The maturities of deposits as of December 31, 2002 are as follows (in millions of Won):

	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	61,110,713	(Won)	895,991	(Won)	1,496,052	(Won)	63,502,756
Due after 3 months through 6 months		13,250,249		94,562		1,480,311		14,825,122
Due after 6 months through 1 year		31,818,169		73,691		67,726		31,959,586
Due after 1 year through 2 years		7,302,870		18,914		—		7,321,784
Due after 2 years through 3 years		4,195,407		416		—		4,195,823
Due after 3 years through 4 years		694,941		—		—		694,941
Due after 4 years through 5 years		264,142		74		—		264,216
Thereafter		345,425		—		—		345,425

	(Won)	118,981,916	(Won)	1,083,648	(Won)	3,044,089	(Won)	123,109,653

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

11.    Borrowings:

Borrowings as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%) 2002. 12. 31.	2002		2001
Borrowings in Won
Borrowings from the Bank of Korea
— Aggregate limitation borrowings	2.50	(Won)	671,854	(Won)	1,269,155
— Others	5.00~8.00		—		1,008

			671,854		1,270,163

Borrowings from the government
— Borrowings from the government fund	4.42~5.00		405,210		362,508
— Others	0.00~6.00		651,270		626,654

			1,056,480		989,162

Borrowings from banking institutions
— Debenture funds for the development of small and medium industries	4.50~9.55		318,702		398,637

Borrowings from National Housing Fund	8.00		9,192		9,637

Borrowings from non-banking financial institutions
— Borrowings from Korea Development Bank	2.00~5.00		6,211		4,831
— Subordinated borrowings	9.00~11.84		—		25,000
— Other finance borrowings	5.59~6.52		—		680,000

			6,211		709,831

Other borrowings
— Borrowings from local governments	2.20~6.50		374,717		435,809
— Borrowings from Small and Medium Industry Promotion Fund	4.40~5.68		674,414		723,953
— Others	3.00~7.00		80,174		110,637

			1,129,305		1,270,399

			3,191,744		4,647,829

Borrowings denominated in foreign currencies
Borrowings from domestic banks	1.78~6.95		528,991		652,591
Borrowings from foreign banks	0.19~2.91		1,875,119		1,795,225
Borrowings from other financial institutions	2.13		23,092		148,181
Others	2.15		981,328		—

			3,408,530		2,595,997

Bonds sold under repurchase agreements	2.29~4.85		3,074,161		2,959,897

Bills sold	4.00~4.80		72,860		79,443

Due to the Bank of Korea denominated in foreign currencies	—		37,493		126,501

Call money
Won	3.75~4.15		829,300		1,854,200
Foreign currencies	0.25~5.85		76,666		292,185

			905,966		2,146,385

		(Won)	10,690,754	(Won)	12,556,052

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

11.    Borrowings, Continued;

The maturities of borrowings as of December 31, 2002 are as follows (in millions of Won):

	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	753,448	(Won)	2,056,221	(Won)	2,940,074	(Won)	5,749,743
Due after 3 months through 6 months		113,261		349,331		672,386		1,134,978
Due after 6 months through 1 year		221,520		377,467		478,020		1,077,007
Due after 1 year through 2 years		513,437		314,666		—		828,103
Due after 2 years through 3 years		437,009		265,664		—		702,673
Due after 3 years through 4 years		330,129		161		—		330,290
Due after 4 years through 5 years		246,722		—		—		246,722
Thereafter		576,218		45,020		—		621,238

	(Won)	3,191,744	(Won)	3,408,530	(Won)	4,090,480	(Won)	10,690,754

12.    Debentures:

Debentures as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%) 2002.12.31.	2002		2001
Debentures in Won
Subordinated debentures	5.68~16.00	(Won)	4,753,285	(Won)	3,634,357
Discounted debentures	4.46~7.38		9,627,021		2,208,599
Coupon debentures	4.78~10.48		2,268,818		1,077,379
Compound interest debentures	4.76~10.57		373,184		857,823

			17,022,308		7,778,158
Discounts on debentures			(270,924)		(71,758)

			16,751,384		7,706,400

Debentures denominated in foreign currencies
Regular debentures	1.95~5.00		789,127		1,376,429
Discounts on debentures			(1,504)		(6,801)

			787,623		1,369,628

		(Won)	17,539,007	(Won)	9,076,028

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

12.    Debentures, Continued;

As of December 31, 2002, debentures in Won comprise the following:

	Issue Date	Hundred Millions of Won		Annual Interest (%)	Maturity
Subordinated
Floating rate
	1998-12-29	(Won)	2,212	5.68	2004-03-31
	1998-12-29		883	6.68	2004-03-31
Fixed rate
	1997-12-29		1,000	16.00	2004-01-05
	1998-06-18		600	15.66	2003-07-18
	1998-06-23		1,749	15.02	2003-11-15
Fixed rate 1*
	1997-01~08		1,051	11.04 ~15.66	2003-01~08
	2000-03-27		2,000	9.65	2005-03-27
	2000-06-28		2,540	9.04 ~ 9.10	2006-01-28
	2000-09-27		3,000	8.99	2006-01-27
	2000-09-28		1,500	8.79 ~ 8.85	2006-01-28
	2000-11-28		1,000	8.65 ~ 8.71	2006-02-28
	2000-11-28		1,620	9.57 ~ 9.65	2010-11-28
	2000-12-27		2,000	8.71	2006-01-27
	2001-05-28		2,000	7.60 ~ 7.65	2007-02-28
	2001-06-27		1,600	7.68	2008-03-27
	2001-06-27		2,175	7.86	2009-03-27
	2001-08-28		1,000	6.69 ~ 6.73	2007-08-28
	2001-09-28		1,500	6.69 ~ 6.73	2008-03-28
	2002-03-27		2,417	7.06 ~ 7.10	2008-01-27
	2002-07-27		3,024	6.96 ~ 7.00	2008-01-27
	2002-09-27		2,574	6.27 ~6.30	2008-03-27
	2002-09-27		1,500	6.51 ~6.55	2010-03-27
	2002-09-27		926	6.66 ~6.70	2013-03-27
	2002-11-27		4,007	6.07~6.10	2008-05-27
	2002-11-27		578	6.27~6.30	2010-05-27
	2002-11-27		1,003	6.51~6.55	2013-05-27
	2002-12-27		304	6.55	2014-12-27
	2002-12-27		100	6.20	2008-06-27
	2002-12-27		900	6.40	2010-06-27
	2002-12-27		500	6.65	2013-06-27
Housing debentures	1998-12-29		270	5.68	2004-03-31
Senior
Fixed rate
	2000-11-28		2,000	7.01	2003-11-28
	2000-12-28		1,600	7.01	2003-12-28
	2001-02-28		800	5.48	2004-02-28
	2001-06-28		2,300	5.87	2004-06-28
	2001-07-28		600	5.82 ~ 5.87	2004-07-28
	2001-08-28		600	5.82	2004-08-28
	1988-07~2003-01		114,777	4.12~10.57	1991-04~2008-01
Housing debentures1*	1989-08~2000-08		13	6.28~16.28	1990-11~2005-03

		(Won)	170,223

1*	Debentures sold over the counter

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

12.    Debentures, Continued;

As of December 31, 2002, debentures denominated in foreign currencies comprise the following:

	Issue Date	Thousands of Dollars	Annual Interest (%) 2002. 12. 31.	Maturity	Listings
Floating rate
	2000-04-10	USD 40,000	2.86	2003-04-10	Not listed
	2000-06-02	USD 10,000	2.77	2003-06-02	Not listed
	2000-08-10	USD 12,500	2.65	2003-08-11	Not listed
	2002-04-03	USD 46,000	1.95	2003-04-02	Not listed
	2002-04-03	USD 81,000	2.06	2004-04-03	Not listed
	2002-07-03	HKD 800,000	2.02	2003-07-02	Not listed
Fixed rate
	2000-04-20	SGD 100,000	5.00	2003-04-20	Not listed
	2002-12-10	USD 307,674	4.63	2007-02-10	Luxembourg

	USD equivalent (in thousands of USD)	USD 657,387

	KRW equivalent (in millions of Won)	(Won) 789,127

The issuance limit of finance debentures issued in Won and foreign currencies is 300% of BIS (bank for international settlements) shareholder’s equity according to the Enforcement Ordinance of Bank Law. However, these limits under the Bank Law do not apply to the Bank’s long-term bank debentures issued for the repayment of the KLB debentures acquired due to the merger with KLB.

On November 25, 2002, Goldman Sachs Capital Koryo, L.P. converted $200 million of its subordinated foreign currency convertible bonds, all of which had been outstanding as of December 31, 2002, into common stocks (See Notes 19 and 20).

The maturities of debentures as of December 31, 2002 are as follows (in millions of Won):

	Won		Foreign Currencies		Total
Due in 3 months or less	(Won)	2,023,419	(Won)	—	(Won)	2,023,419
Due after 3 months through 6 months		2,840,824		307,557		3,148,381
Due after 6 months through 1 year		5,464,561		15,005		5,479,566
Due after 1 year through 2 years		2,010,272		97,232		2,107,504
Due after 2 years through 3 years		686,878		—		686,878
Due after 3 years through 4 years		1,100,019		—		1,100,019
Due after 4 years through 5 years		374,467		369,333		743,800
Thereafter		2,521,868		—		2,521,868

	(Won)	17,022,308	(Won)	789,127	(Won)	17,811,435

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

13.    Accrued Retirement Benefits:

The movements in accrued retirement benefits for the year ended December 31, 2002 are as follows (in millions of Won):

	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
Retained retirement benefits	(Won)	21,973	(Won)	39,706	(Won)	18,906	(Won)	42,773
Contributed retirement benefits		28,414		60,492		224		88,682

Total accrued retirement benefits		50,387		100,198		19,130		131,455
Contribution to National Pension Fund		(33)		—		(33)		—
Contribution to pension funds		(28,414)		(60,492)		(224)		(88,682)

	(Won)	21,940	(Won)	39,706	(Won)	18,873	(Won)	42,773

The Bank paid (Won)67,905 million as retirement benefits, including (Won)48,775 million of special retirement benefits for early retirement.

Contributed retirement benefits, comprising approximately 67.46% of total accrued retirement benefits as of December 31, 2002, represent contributions to pension funds at two insurance companies, including Korea Life Insurance Co., Ltd., and the Bank’s employees hold the right of payment from these funds.

14.    Employee Stock Options:

The Bank, under the approval of the Board of Directors, granted stock options to its executives on March 18, 2000, March 15, 2001, November 16, 2001, March 22, 2002, and July 26, 2002. In addition, the stock options of H&CB, which were granted on October 31, 1998, February 27, 1999, February 28, 2000, and March 24, 2001, were transferred to the Bank as a result of the business combination with H&CB. The details of the stock options in effect as of December 31, 2002 are as follows:

					Stock Options Transferred from H&CB
	Series1		Series 2		Series 3		Series 4		Series 5		Series 6		Series7*1*2		Series 8*2		Series 9
Grant date		00.3.18		01.3.15		98.10.31		99.2.27		00.2.28		01.3.24		01.11.16		02.3.22		02.7.26
Shares granted		222,094		214,975		400,000		280,000		267,000		111,000		650,000		622,000		30,000
Shares expired to date		109,565		16,882		—		59,892		65,218		21,173		—		43,000		—
Shares exercised		—		—		320,000		220,108		—		—		—		—		—
Shares outstanding		112,529		198,093		80,000		—		201,782		89,827		650,000		579,000		30,000
Exercise method	The Bank’s choice of issuance or net settlement
Exercise price	(Won)	23,469	(Won)	28,027	(Won)	5,000	(Won)	13,900	(Won)	27,600	(Won)	25,100	(Won)	51,200	(Won)	57,100	(Won)	58,800
Exercise period		03.3.19~ 05.3.18		04.3.16~ 09.3.15		01.11.1~ 04.10.31		02.2.28~ 05.2.27		03.3.1~ 06.2.28		04.3.25~ 07.3.24		04.11.17~ 09.11.16		05.3.23~ 10.3.22		05.7.27~ 10.7.26

1*	The stock options do not include the shares which will be additionally granted if the recent three-month weighted average stock price of the Bank before exercise is higher than that of any other listed banks and the Bank achieve total market value and ROE target.
2*	The exercise price may be affected by the fluctuation of the stock price index of the banking industry

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

14.    Employee Stock Options, Continued;

The Bank had applied the fair value method using an option-pricing model in measuring compensation cost until the prior period. However, starting from the current period, expecting a high probability of grant and exercise as stock appreciation rights, the Bank changed the measurement method to the intrinsic value method. As a result, previous amounts recorded in capital adjustments (stock options) have been reclassified into accrued expenses. Compensation costs are summarized as follows (in millions of Won):

	Series 1		Series 2		Series 3		Series 5		Series 6		Series 7		Total
Previously recognized compensation cost	(Won)	830	(Won)	859	(Won)	3,584	(Won)	1,896	(Won)	475	(Won)	363	(Won)	8,007
Currently recognized compensation cost		1,081		756		(624)		848		411		(363)		2,109

Accumulated compensation cost		1,911		1,615		2,960		2,744		886		—		10,116
Compensation cost to be recognized		174		1,153		—		161		633		—		2,121

Total compensation cost	(Won)	2,085	(Won)	2,768	(Won)	2,960	(Won)	2,905	(Won)	1,519	(Won)	—	(Won)	12,237

The compensation costs to be recognized in the future are as follows (in millions of Won):

	Series 1		Series 2		Series 5		Series 6		Total
Within 1 year	(Won)	174	(Won)	923	(Won)	161	(Won)	506	(Won)	1,764
After 1 year through 2 years		—		230		—		127		357

	(Won)	174	(Won)	1,153	(Won)	161	(Won)	633	(Won)	2,121

15.    Other Liabilities:

Other liabilities as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Accrued retirement benefits (Note 13)	(Won)	42,773	(Won)	21,940
Allowance for loss on guarantees and acceptances (Note 16)		2,287		43,823
Due to trust accounts		734,646		1,666,520
Accounts payable		2,193,925		1,398,890
Accrued expenses		4,656,225		4,736,583
Advances from customers		48,745		106,570
Unearned income		147,623		148,693
Withholding taxes		85,841		140,185
Guarantee deposits received		112,732		154,248
Derivative liabilities (Note 17)		522,286		272,186
Unsettled domestic exchange liabilities		541,757		1,443,480
Liabilities incurred by Agency relationship		486,413		705,727
Other allowances1*		48,876		6,510
Accounts for agency business		395,678		254,146
Others		90,224		87,375

	(Won)	10,110,031	(Won)	11,186,876

1*	Other allowances comprise the following (in millions of Won):

Allowances for	Amounts		Remarks
Suspense receivables	(Won)	6,400	Allowance for loss on suspense receivables
Loss on closure of overseas branch		348	Allowance for loss on closure of the branch in Buenos Aires
Uncollected leasehold deposits		4,872	Allowance for loss on uncollected leasehold deposits
Credit card receivables		9,496	Allowance for unused cash advance to offset the risk of loss occurring from it
Credit card point		2,749	Allowance for loss on credit card point reserve
KAMCO loans sold		15,073	Allowance for loss on loans sold under repurchase agreements to KAMCO (See Note 18)
granting of credit to SPC		9,938	Allowance for loss on the agreement of granting of credit to SPC related to KAMCO

	(Won)	48,876

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

16.    Guarantees and Acceptances:

Guarantees and acceptances as of December 31, 2002 and 2001 are summarized as follows (in millions of Won):

	2002		2001
Guarantees and acceptances outstanding in
Won
— Guarantees on debentures	(Won)	571	(Won)	6,124
— Guarantees on loan collateral		39,234		49,110
— Guarantees on commercial bills		646		230
— Others		248,457		205,331

		288,908		260,795

Foreign Currencies
— Acceptances on letters of credit		190,775		2,476,187
— Acceptances for letters of guarantee for importers		111,016		73,267
— Guarantees for performance		71,577		177,278
— Guarantees for bid		1,077		744
— Guarantees for borrowings		31,055		29,028
— Guarantees for repayment of advances		25,707		2,440
— Others		311,583		502,231

		742,790		3,261,175

		1,031,698		3,521,970

Contingent guarantees and acceptances
Letters of Credit		1,243,354		1,310,984
Others		63,524		58,739

		1,306,878		1,369,723

	(Won)	2,338,576	(Won)	4,891,693

As of December 31, 2002, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows (in millions of Won):

Guarantees and Acceptances Outstanding in		Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Won	Balance	(Won)	269,721	(Won)	17,215	(Won)	1,820	(Won)	152	(Won)	—	(Won)	288,908
	Allowance		—		—		364		143		—		507

	Ratio (%)		—		—		20.00		94.08		—		0.18

Foreign currencies	Balance		665,170		69,770		7,512		227		111		742,790
	Allowance		—		—		1,546		123		111		1,780

	Ratio (%)		—		—		20.58		54.19		100.0		0.24

Total	Balance	(Won)	934,891	(Won)	86,985	(Won)	9,332	(Won)	379	(Won)	111	(Won)	1,031,698
	Allowance		—		—		1,910		266		111		2,287

	Ratio (%)		—		—		20.47		70.18		100.0		0.22

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

16.    Guarantees and Acceptances, Continued;

The allowance ratios to guarantees and acceptances outstanding as of December 31, 2002, 2001 and 2000 are as follows (in millions of Won):

	2002		2001		2001
Guarantees and acceptances outstanding	(Won)	1,031,698	(Won)	3,521,970	(Won)	3,035,968
Allowances for losses from guarantees and acceptances outstanding		2,287		43,823		37,331

Ratio (%)		0.22		1.24		1.23

For the years ended December 31, 2002 and 2001, the allowances for losses on guarantees and acceptances outstanding changed as follows (in millions of Won):

	2002		2001
Beginning balance	(Won)	43,823	(Won)	37,331
Increase due to the business combination with H&CB		—		14,943
Reversal of allowance		(37,436)		(8,790)
Changes in foreign exchange rates		(4,100)		339

Ending balance	(Won)	2,287	(Won)	43,823

The guarantees and acceptances risk concentration by country as of December 31, 2002 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	998,126	96.75	(Won)	1,306,710	99.99	(Won)	2,304,836	98.56
USA		33,572	3.25		168	0.01		33,740	1.44

	(Won)	1,031,698	100.00	(Won)	1,306,878	100.00	(Won)	2,338,576	100.00

The guarantees and acceptances risk concentration by industry and customer as of December 31, 2002 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Industrial
Manufacturing	(Won)	363,123	35.20	(Won)	787,928	60.29	(Won)	1,151,051	49.22
Finance		58,223	5.64		86	0.01		58,309	2.49
Service		163,107	15.81		40,913	3.13		204,020	8.72
Others		447,245	43.35		477,951	36.57		925,196	39.57

	(Won)	1,031,698	100.00	(Won)	1,306,878	100.00	(Won)	2,338,576	100.00

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

17.    Derivatives:

The Bank’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for the purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to gain profit from short-term fluctuations of the underlying variable of the instruments. Also, trading derivatives include those with the Bank’s customers and the related hedging derivatives.

Hedge derivatives comprise mainly of interest rate swaps to hedge the fair value change of debentures arising from the interest rate risk. Some hedge purpose transactions do not qualify for hedge accounting and thus are accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is remeasured with the changes in fair value.

The notional amounts outstanding for derivative contracts as of December 31, 2002 and 2001 are as follows (in millions of Won):

	2002						2001
	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
Futures	(Won)	365,513	(Won)	—	(Won)	365,513	(Won)	359,203	(Won)	—	(Won)	359,203
Swap		15,944,472		360,120		16,304,592		4,514,411		358,118		4,872,529
Option		310,700		—		310,700		—		—		—

		16,620,685		360,120		16,980,805		4,873,614		358,118		5,231,732

Currency related
Forward		13,186,586		—		13,186,586		8,473,527		—		8,473,527
Futures		739,386		—		739,386		620,018		—		620,018
Swap		3,254,755		—		3,254,755		2,529,233		—		2,529,233
Option bought		48,616		—		48,616		2,652		—		2,652
Option sold		127,863		—		127,863		5,304		—		5,304

		17,357,206		—		17,357,206		11,630,734		—		11,630,734

Stock related
Option bought		137,147		—		137,147		4,989		—		4,989
Option sold		100,000		—		100,000		—		—		—

		237,147		—		237,147		4,989		—		4,989

Credit related		—		—		—		39,783		—		39,783

	(Won)	34,215,038	(Won)	360,120	(Won)	34,575,158	(Won)	16,549,120	(Won)	358,118	(Won)	16,907,238

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

17.    Derivatives, Continued;

Gains and losses on derivatives are as follows (in millions of Won):

	2002		2001
Gain on derivatives
Gain on derivatives transactions	(Won)	1,760,743	(Won)	2,112,919
Gain on valuation of derivatives		603,633		165,223
Gain on fair value hedged items		—		14,077

	(Won)	2,364,376	(Won)	2,292,219

Loss on derivatives
Loss on derivatives transactions	(Won)	1,594,025	(Won)	2,088,619
Loss on valuation of derivatives		561,749		229,297
Loss on fair value hedged items		9,213		1,516

	(Won)	2,164,987	(Won)	2,319,432

Derivative valuation gains and losses for the year ended December 31, 2002 are as follows (in millions of Won):

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
Option	(Won)	191	(Won)	—	(Won)	191	(Won)	176	(Won)	—	(Won)	176	(Won)	375	(Won)	334
Swap		136,417		9,213		145,630		236,359		—		236,359		139,991		236,225

		136,608		9,213		145,821		236,535		—		236,535		140,366		236,559

Currency related
Forward		230,877		—		230,877		209,814		—		209,814		230,261		198,829
Option bought		1,405		—		1,405		—		—		—		1,023		—
Option sold		—		—		—		732		—		732		—		872
Swap		223,171		—		223,171		112,319		—		112,319		282,226		81,347

		455,453		—		455,453		322,865		—		322,865		513,510		281,048

Stock related
Option bought		2,359		—		2,359		—		—		—		6,915		—
Option sold		—		—		—		2,349		—		2,349		—		4,679

		2,359		—		2,359		2,349		—		2,349		6,915		4,679

	(Won)	594,420	(Won)	9,213	(Won)	603,633	(Won)	561,749	(Won)	—	(Won)	561,749	(Won)	660,791	(Won)	522,286

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

18.    Commitments and Contingencies:

As of December 31, 2002, 136 pending legal actions with an aggregate amount of claims of (Won)190,397 million are charged against the Bank and the Bank had also filed 171 lawsuits which are still pending with an aggregate amount of claims of (Won)117,534 million. Management believes that the actions related to the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but which were sold during 1999, if they enter into bankruptcy within 3 years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently under going bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. Despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause any loss which could materially affect the Bank’s financial statements.

The Bank has credit lines with commitments to purchase commercial paper from asset securitization companies. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds within the contracted term and amounts. As of December 31, 2002, under these commitments, the aggregate committed credit line and loans outstanding are (Won)3,280,638 million and (Won)26,762 million, respectively. Also, the Bank entered into arrangements to purchase (Won)1,617,000 million of commercial papers issued by the securitization companies. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserve. Also, resulting expected losses amounting to (Won)9,938 million are reserved as other allowances (See Note 15).

Pursuant to asset securitization plans, the Bank previously sold loans to special purpose entities in previous periods. The related contracts for asset securitization stipulate the Bank’s performance of warranty liability for loans sold to Kookmin 6th-ABS Specialty Co., Ltd. and Jooeun 5th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) when underlying loans are delinquent for certain period of time or go into default. Accordingly, the Bank bears possible liabilities for collateral performance toward the SPEs within the limits of (Won)72,000 million and (Won)66,500 million, respectively, as of December 31, 2002. No adjustments have been made in the accompanying financial statements related to such uncertainties.

As of December 31, 2002, loans sold to Korea Asset Management Corporation (“KAMCO”) has all been settled and the Bank provided an allowance of (Won)15,073 million for estimated losses from repurchase of loans sold to KAMCO that are under the repurchase agreement (See Note 15).

The Bank sold 65.43% of its 85.43% investment in Jooeun Leasing Co., Ltd. and (Won)172,024 million of loans to Sun Capital Inc. for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Jooeun Leasing Co., Ltd. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

The Bank sold its 87.00% ownership of Kookmin Investment Trust Management Co., Ltd. and 88.66% ownership of Kookmin Leasing Co., Ltd. to Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, and Sun Capital Inc. on May 29, 2002 and December 27, 2002, respectively, and the Bank recognized losses on disposition of investment securities amounting to (Won)10,752 million and (Won)365 million, respectively.

As of December 31, 2002 and 2001, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law, which has already been written off, amounting to (Won)3,750,402 million and (Won)2,490,069 million, respectively.

As of December 31, 2002 and 2001, the Bank holds endorsed bills amounting to (Won)9,285 million and (Won)13,474 million, respectively.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

18.    Commitments and Contingencies, Continued;

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms.

Certain financially troubled borrowers of the Bank including Korea Data System Co., Ltd. are experiencing a cash crisis or in the debt restructuring process under workout plans and other similar programs. As of December 31, 2002, in relation to such borrowers, total loans outstanding including guarantees and acceptances amounted to (Won)639,037 million, and the related allowances and discounted present value amounted to (Won)170,259 million and (Won)4,735 million, respectively.

The Bank may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Bank. Actual results may differ materially from management’s current assessment.

19.    Capital Stock:

As of December 31, 2002, the Bank has 1,000,000,000 common shares (par value : (Won)5,000) authorized and 328,258,685 shares issued and Goldman Sachs Capital Koryo, L.P., ING Bank N.V. Amsterdam, and the Korean government own 5.13%, 3.87%, and 9.33%, respectively, of the total issued shares. During the current period, Goldman Sachs Capital Koryo, L.P. sold the 14,470,000 common shares as ADSs. As a result, as of December 31, 2002, 37,728,214 common shares, equivalent to 11.49% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by Bank of New York, the trustee of the Bank.

Under the General Banking Act, if one single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity’s voting rights are limited to those of 4% shareholders.

As a result of the business combination with H&CB, the shareholders of the Bank and H&CB, listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of one new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB respectively.

In accordance with the resolution of the general shareholders’ meeting on March 22, 2002, the Bank approved a 6% stock dividend for shareholders listed on the Register of Shareholders at December 31, 2001 and issued 17,979,954 shares.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively. On November 25, 2002, Goldman Sachs Capital Koryo, L.P. converted $200 million of its subordinated foreign currency convertible bonds, equivalent to (Won)265,220 million, all of which had been outstanding as of December 31, 2002, into 10,581,269 shares of common stock at (Won)22,124 per share. The Bank also recorded (Won)180,919 million, net of stock issuance costs of (Won)275 million, as paid-in capital in excess of par value in capital surplus (See Notes 12 and 20).

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

20.    Capital Surplus:

Capital surplus as of December 31, 2002 and 2001 comprises the following (in millions of Won):

	2002		2001
Paid-in capital in excess of par value	(Won)	5,287,708	(Won)	5,107,251
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Others		2,146		1,815

	(Won)	5,864,752	(Won)	5,683,964

The movements in capital surplus for the year ended December 31, 2002 are as follows (in millions of Won):

	Beginning Balance		Increase1*		Decrease2*		Ending Balance
Paid-in capital in excess of par value	(Won)	5,107,251	(Won)	181,194	(Won)	737	(Won)	5,287,708
Gain on business combination3*		397,669		—		—		397,669
Revaluation increment		177,229		—		—		177,229
Others		1,815		331		—		2,146

	(Won)	5,683,964	(Won)	181,525	(Won)	737	(Won)	5,864,752

1*	The increase in paid-in capital in excess of par value is due to the amount in excess of par value in the conversion of foreign currency convertible bonds (See Notes 12 and 19). The increase in other capital surplus is due to the gains on the sales of treasury stocks.
2*	The decreases in paid-in capital in excess of par value are stock issuance costs for stock dividends and conversion of convertible bonds (See Notes 12 and 19)
3*	The above amount of gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

21.    Retained Earnings:

Retained earnings as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Legal reserves	(Won)	545,740	(Won)	413,740
Reserves for business rationalization		40,760		40,760
Special reserves		1,827,700		960,700
Other reserves		2,492		7,158
Unappropriated retained earnings		410		5,117

	(Won)	2,417,102	(Won)	1,427,475

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank’s board of directors or used to reduce accumulated deficit, if any, by an appropriate resolution of the Bank’s stockholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficits, if any.

As of December 31, 2002 and 2001, other reserves comprise the following (in millions of Won):

	2002		2001
Reserves for overseas investment losses	(Won)	—	(Won)	5,417
Other reserves		2,492		1,741

	(Won)	2,492	(Won)	7,158

Pursuant to the Tax Exemption and Reduction Control Law, the Bank appropriates reserves for overseas investment losses. Other reserves are those appropriated for the operations of overseas branches.

The Bank’s income available for dividends is computed as follows (in millions of Won):

	2002		2001
Retained earnings before appropriations	(Won)	1,319,970	(Won)	672,418
Transferred from prior years’ reserves		5,417		8,483
Appropriations by law		(132,744)		(75,917)

Income available for dividends	(Won)	1,192,643	(Won)	604,984

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

21.    Retained Earnings, Continued;

Cash dividends and stock dividends on the statements of appropriations of retained earnings for the years ended December 31, 2002 and 2001 are calculated as follows:

	For the Year Ended December 31, 2002
Cash dividends on common stocks
Shares eligible to receive dividends1*	325,232,596 shares (par value of (Won)5,000 per share)
Dividend rate at par value	20% ((Won)1,000 per share)
Dividends payable	325,232,596 shares x (Won)1,000 =	(Won)	325,232,596,000

1*	The number of shares eligible to receive dividends is calculated by eliminating 3,026,089 shares of treasury stocks from 328,258,685 shares issued and outstanding.

	For the Year Ended December 31, 2001
Cash dividends on common stocks
Shares eligible to receive dividends	299,665,914 shares (par value of (Won)5,000 per share)
Dividend rate at par value	2% ((Won)100 per share)
Dividends payable	299,665,914 shares x (Won)100 =	(Won)	29,966,591,400
Stock dividends on common stocks
Shares eligible to receive dividends	299,665,914 shares (par value of (Won)5,000 per share)
Dividend rate at par value	6% ((Won)300 per share)
Dividends payable	299,665,914 shares x (Won)300 =		89,899,774,200

		(Won)	119,866,365,600

Dividend payout ratios and dividend yield ratios for the years ended December 31, 2002 and 2001 are as follows:

	2002		2001
Dividend payout ratio*1	Common stock :	24.82%	Common stock :	16.19%
Dividend yield ratio *2		2.38%		0.80%

*1	Dividends payable / Net income
*2	Dividends per share / Closing stock price per share at balance sheet dates

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

22.    Capital Adjustments:

As of December 31, 2002 and 2001, capital adjustments comprise the following (in millions of Won):

	2002		2001
Treasury stocks	(Won)	(148,973)	(Won)	(1,363)
Unissued stock dividends		—		89,900
Unrealized gain on investment securities		275,222		189,058
Employee stock options (See Note 14)		—		26,021

	(Won)	126,249	(Won)	303,616

The movements in capital adjustments for the year ended December 31, 2002 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance
Treasury stocks	(Won)	(1,363)	(Won)	(149,704)	(Won)	(2,094)	(Won)	(148,973)
Unissued stock dividends		89,900		—		89,900		—
Unrealized gain on investment securities		189,058		202,064		115,900		275,222
Employee stock options (See Note 14)		26,021		—		26,021		—

	(Won)	303,616	(Won)	(52,360)	(Won)	229,727	(Won)	126,249

The Bank, under the approval of the Board of Directors on July 26, 2002, established an Employee Stock Option Plan for the welfare of the employees and purchased 3,000,000 treasury stocks under the plan.

23.    Other Non-Interest Income (Expenses):

Other non-interest income (expenses) for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Other non-interest income
— Realized gain on trading securities	(Won)	127,017	(Won)	156,605
— Unrealized gain on trading securities		167,366		—
— Gain on trust management		318,338		231,686
— Reversal of allowance for losses on guarantees and acceptances		37,436		8,790
— Others		19,565		689

	(Won)	669,722	(Won)	397,770

Other non-interest expenses
— Realized loss on trading securities	(Won)	39,215	(Won)	121,881
— Unrealized loss on trading securities		—		4,140
— Contributions to special funds		150,659		87,626
— Loss on trust management		—		31,479
— Others		168,161		61,900

	(Won)	358,035	(Won)	307,026

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

24.    General and Administrative Expenses:

General and administrative expenses for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Salaries and wages	(Won)	1,121,336	(Won)	541,869
Retirement benefits (Note 13)		100,198		112,366
Other employee benefits		253,464		360,549
Rent		49,792		21,409
Depreciation		311,487		103,334
Amortization		78,444		13,537
Taxes and dues		106,612		65,693
Advertising		88,029		36,469
Ordinary R&D		158,895		38,412
Fees and commissions		61,361		47,536
Others		221,808		117,370

	(Won)	2,551,426	(Won)	1,458,544

25.    Non-Operating Income (Expenses):

Non-operating income (expenses) for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Non-operating income
— Gain on disposal of fixed assets	(Won)	1,844	(Won)	940
— Rent income		3,404		2,463
— Gain on investment in associates (Note 5)		—		351,226
— Realized gain on investment securities		382,808		111,036
— Reversal of impairment loss on investment equity securities		15,318		—
— Reversal of impairment loss on investment debt securities		12,380		—
— Unrealized gain on investment in special funds (Note 5)		2,022		85,519
— Gain on sale of loans		15,858		1,317
— Others		91,646		66,503

		525,280		619,004

Non-operating expenses
— Loss on disposal of fixed assets		8,132		4,314
— Loss on investment in associates		273,620		—
— Realized loss on investment securities		171,963		38,105
— Impairment loss on investment equity securities		222,309		6,144
— Impairment loss on investment debt securities		77,782		88,973
— Loss on sale of loans		9,383		119,338
— Retirement benefits		48,775		38,925
— Others		85,463		76,500

		897,427		372,299

	(Won)	(372,147)	(Won)	246,705

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

26.    Income Tax Expenses:

Income tax expenses for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Income taxes payable	(Won)	652,583	(Won)	225,162
Deferred income taxes from temporary differences		(96,258)		97,109
Deferred income taxes from loss carry-forwards1*		28,929		—
Retained earnings adjustments		(1,927)		29,415

Income tax expenses	(Won)	583,327	(Won)	351,686

1*	The above amounts of loss carry-forwards are from the prior period and all amounts are realized as of December 31, 2002.

Adjustments of net income before income tax expenses to taxable income for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Adjustments to increase taxable income
Permanent differences due to:
— Additional payment of income taxes	(Won)	8,572	(Won)	2,069
— Amortization of goodwill		78,345		13,058
— Employee stock option		24,808		—
— Deemed interest		5,211		3,250
— Interest expenses		3,144		2,421
— Entertainment expenses		5,722		6,932
— Others		7,615		7,568

		133,417		35,298

Temporary differences		1,773,794		2,394,597

	(Won)	1,907,211	(Won)	2,429,895

Adjustments to decrease taxable income
Permanent differences due to:
— Dividend income	(Won)	49,351	(Won)	27,153
— Corporation tax refund		4,682		22,478
— Others		1,434		2,482

		55,467		52,113

Temporary differences		1,601,468		2,695,523

	(Won)	1,656,935	(Won)	2,747,636

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

26.    Income Tax Expenses, Continued;

The significant changes in accumulated temporary differences and deferred income taxes for the year ended December 31, 2002 comprise the following (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance		Deferred Tax Assets (Liabilities)
Allowance for loan losses	(Won)	671,717	(Won)	314,081	(Won)	671,717	(Won)	314,081	(Won)	93,282
Accrued interest		(478,123)		(350,798)		(478,123)		(350,798)		(104,187)
Unrealized loss on securities		1,875		238,142		(362,629)		602,646		178,986
Unrealized loss on derivatives		32,011		(99,147)		32,950		(100,086)		(29,725)
Present value discounts		87,972		28,001		87,972		28,001		8,316
Allowance for losses on guarantees and acceptances		43,823		5,278		43,823		5,278		1,568
Accrued retirement benefits		1,785		28,190		29,975		—		—
Reserve for overseas investment losses		(6,664)		—		(6,664)		—		—
Depreciation		—		820		—		820		243
Stock option compensation cost		26,021		10,116		26,021		10,116		3,004
Others		21,750		49,676		6,991		64,435		19,137

	(Won)	402,167	(Won)	224,359	(Won)	52,033	(Won)	574,493	(Won)	170,624

Deferred income taxes adjusted by temporary differences in retained earnings for the years ended December 31, 2002 and 2001 are as follows (in millions of Won):

	2002				2001
	Temporary Difference		Income Tax Effect		Temporary Difference		Income Tax Effect
Loans converted to equity securities	(Won)	—	(Won)	—	(Won)	90,948	(Won)	27,012
Unrealized gains (losses) on investment in associates		6,489		1,927		8,093		2,403

	(Won)	6,489	(Won)	1,927	(Won)	99,041	(Won)	29,415

The statuary income tax rates applicable to the Bank, including resident tax surcharges, are 29.7% and 30.8% for the years ended December 31, 2002 and 2001, respectively. However, the effective tax rates are 30.80% and 32.20% for the years ended December 31, 2002 and 2001, respectively.

Income tax expenses and effective tax rates for the years ended December 31, 2002 and 2001 are as follows (in millions of Won):

	2002		2001
Income tax expenses	(Won)	583,327	(Won)	351,686
Net income before income taxes		1,893,618		1,092,251

Effective tax rate		30.80%		32.20%

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

27.    Earnings Per Share:

Earnings per share (“EPS”) for the years ended December 31, 2002 and 2001 are calculated as follows. As there are no extraordinary gains or losses for the years ended December 31, 2002 and 2001, ordinary income per share is not calculated:

	2002		2001
Net income (in millions of Won)	(Won)	1,310,291	(Won)	740,565
Weighted average number of common shares outstanding		317,786,872		199,825,909

Earnings per share (in Won)	(Won)	4,123	(Won)	3,706

Weighted average number of common shares outstanding for the year ended December 31, 2002 is calculated as follows:

	Number of Shares	Days Outstanding		Weighted Average Number of Shares
Number of common shares outstanding-beginning balance	317,677,416	365		317,677,416
Treasury common stock – beginning balance	(31,548)	365		(31,548)
Treasury common stock – acquisition during the current period	(3,036,089)	114[1]	*	(951,890)
Treasury common stock – disposal during the current period	41,548	178[1]	*	20,272
Converted portion of convertible bonds	10,581,269	37		1,072,622

Weighted average number of common shares outstanding before dilution				317,786,872

1*	As acquisitions and dispositions of treasury stocks occurred frequently during the year ended December 31, 2002, those transactions are recorded in aggregates and weighted average number of common shares outstanding is utilized for the adjustments of the dates.

The convertible bonds converted into common share during the current period and the employee stock options are not potential common shares since convertible bonds are deemed converted as of the beginning of the period and the employee stock options are expected to be settled in cash. As of December 31, 2002, there are no potential common shares.

28.    Assets and Liabilities Denominated in Foreign Currencies:

Significant assets and liabilities denominated in foreign currencies as of December 31, 2002 comprise the following:

	Total Balances			Major Denomination Currencies
	Millions of Won		Thousands of US Dollars1*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	186,780	$155,598	$63,914	€15,676	¥7,450,032
Due from banks		509,207	424,197	348,007	2,567	6,062,350
Trading securities		11,842	9,865	9,865	—	—
Investment securities		1,204,785	1,003,653	912,739	4,061	4,427,023
Loans in foreign currencies		4,417,176	3,679,753	2,827,489	68,754	65,532,564
Bills bought		756,300	630,040	588,877	25,336	840,286
Advances for customers		2,223	1,852	1,852	—	—
Call loans		248,857	207,312	202,700	4,000	50,000
Liabilities
Deposits		1,083,648	902,738	654,567	12,012	17,863,339
Borrowings		3,408,530	2,839,494	2,407,624	58,893	46,007,284
Due to BOK		37,493	31,234	31,234	—	—
Call money		76,666	63,867	14,500	—	5,679,100
Debentures		789,127	657,387	495,962	—	—
Unsettled foreign exchange liabilities		20,895	17,407	12,772	939	138,208

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at the balance sheet date.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

29.    Related Party Transactions:

Significant transactions with related parties for the year ended December 31, 2002 are as follows (in millions of Won):

Account	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating to P/L
Kookmin Credit Card Co., Ltd.
Loans	(Won)	122,526	(Won)	—	(Won)	1,743	(Won)	120,783	(Won)	17,150
Other assets		1,907		876		—		2,783		9,528
Deposits		4,687		7,369		—		12,056		(131)
Borrowings		—		—		—		—		(1,355)
Other liabilities		18,334		97,271		1,426		114,179		(12,388)
Commissions income		—		—		—		—		153,271
Commissions expenses		—		—		—		—		(220)
Kookmin Venture Capital Co., Ltd.
Loans		96,000		—		96,000		—		4,115
Deposits		29,811		—		13,669		16,142		(1,025)
Kookmin Data System Co., Ltd.
Deposits		3,676		3,227		—		6,903		(187)
Other liabilities		879		—		—		879		—
Kookmin Futures Co., Ltd.
Due from banks		2,092		—		1,713		379		5
Deposits		10,646		8,214		—		18,860		(567)
Other liabilities		620		—		—		620		—
Kookmin Bank Luxembourg S.A.
Due from banks		—		48,337		—		48,337		148
Loans		218,807		77,168		156,273		139,702		4,789
Other assets		—		815		—		815		3,131
Borrowings		—		24,008		—		24,008		(80)
Other liabilities		10,058		1,174		155		11,077		(922)
Kookmin Bank International (London) Ltd.
Due from banks		—		24,490		—		24,490		70
Loans		146,911		40,408		1,257		186,062		3,576
Other assets		—		—		—		—		359
Borrowings		7,670		72,757		—		80,427		(308)
Other liabilities		1,932		11,313		—		13,245		(2,691)
Kookmin Finance H.K. Ltd.
Due from banks		2,030		4,288		—		6,318		22
Loans		182,052		1,200		7,402		175,850		4,721
Borrowings		—		—		—		—		(161)
Finance debentures		6,463		—		6,463		—		(232)
Other liabilities		—		5,424		—		5,424		—

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

29.    Related Party Transactions, Continued;

Account	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating P/L
Kookmin Investment Trust Mgt. Co., Ltd.
Deposits	(Won)	25,326	(Won)	—	(Won)	23,978	(Won)	1,348	(Won)	(802)
KB Real Estate Trust Co., Ltd.

Loans		40,000		—		10,000		30,000		3,005
Deposits		241		104,513		—		104,754		(4)
Guarantee deposits received		1,797		—		15		1,782		—
Guarantees and acceptances		53		—		53		—		—
KB Credit Information Co., Ltd.
Deposits		7,838		1,658		—		9,496		(444)
Guarantee deposits received		1,566		1,225		—		2,791		176
Accounts payable		1,584		1,013		—		2,597		—
Commissions expenses		—		—		—		—		(26,894)

30.    Transactions with Financial Institutions:

The assets and liabilities related to transactions with financial institutions for the year ended December 31, 2002 are as follows (in millions of Won):

Accounts	Description	The Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	Due from banks in Won	(Won)	1,340,482	(Won)	41,584	(Won)	140,000	(Won)	1,522,066
	Due from banks in foreign currencies		25,677		478,466		5,064		509,207

			1,366,159		520,050		145,064		2,031,273

Loans	Loans in Won		—		20,941		727,747		748,688
	Loans in foreign currencies		—		1,187,649		—		1,187,649
	Call loans		—		371,744		—		371,744
	Privately placed debentures		—		—		60,683		60,683

			—		1,580,334		788,430		2,368,764

Deposits	Deposits in Won		—		1,087,401		2,478,252		3,565,653
	Deposits in foreign currencies		—		—		—		—

			—		1,087,401		2,478,252		3,565,653

Borrowings	Borrowings in Won		671,854		324,913		9,192		1,005,959
	Borrowings in foreign currencies		—		2,404,110		23,092		2,427,202
	Others		37,493		106,866		799,100		943,459

			709,347		2,835,889		831,384		4,376,620

Debentures	Debentures in Won		—		336,500		334,900		671,400
	Debentures in foreign currencies		—		789,127		—		789,127

			—		1,125,627		334,900		1,460,527

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

31.    Interest Bearing Assets and Liabilities:

Assets and liabilities bearing interest income and interest expenses for the year ended December 31, 2002 are as follows (in millions of Won):

Account	Average Balance		Interest Income		Average Yield (%)
Due from banks	(Won)	1,295,312	(Won)	51,580	3.98
Trading securities		1,684,790		95,576	5.67
Investment securities		20,028,067		1,488,517	7.43
Loans		117,775,057		9,251,849	7.86

	(Won)	140,783,226	(Won)	10,887,522

Account	Average Balance		Interest Expenses		Average Yield (%)
Deposits	(Won)	119,741,360	(Won)	4,770,967	3.98
Borrowings		10,412,792		415,938	3.99
Debentures		12,154,162		830,219	6.83

	(Won)	142,308,314	(Won)	6,017,124

32.    Operations of the Trust Accounts:

Assets and liabilities of the trust accounts as of December 31, 2002 are classified as principal or dividend guarantee money trusts, performance money trusts, and property trusts as follows (in millions of Won):

	Guarantee Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	3,795,316	(Won)	11,030,654	(Won)	175,049	(Won)	15,001,019
Loans		168,740		406,672		—		575,412
Receivables		—		—		26,669,409		26,669,409
Due from banking accounts		102,570		340,379		14,992		457,941
Present value discounts		(1,745)		(26)		—		(1,771)
Allowance for loan losses		(94,830)		(95,587)		—		(190,417)
Other assets		87,046		238,312		573		325,931

Total assets	(Won)	4,057,097	(Won)	11,920,404	(Won)	26,860,023	(Won)	42,837,524

Trusts	(Won)	3,787,286	(Won)	11,568,999	(Won)	26,852,684	(Won)	42,208,969
Borrowings		37,882		—		—		37,882
Reserves for future losses		45,755		—		—		45,755
Other liabilities		186,174		351,405		7,339		544,918

Total liabilities	(Won)	4,057,097	(Won)	11,920,404	(Won)	26,860,023	(Won)	42,837,524

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

32.    Operations of the Trust Accounts, Continued;

The Bank is liable as of December 31, 2002 for the following portion of the difference between the book value and fair value of principal or dividend guarantee money trusts (in millions of Won):

	Book Value		Fair Value		Liable Amount
Principal guarantee money trusts	(Won)	3,957,584	(Won)	3,971,814	(Won)	—
Principal and dividend guarantee money trusts		99,513		99,573		—

	(Won)	4,057,097	(Won)	4,071,387	(Won)	—

The results of operations of the money trust accounts, from the Bank’s management accounting point of view, for the year ended December 31, 2002 are as follows (in millions of Won):

Trust Account Related Income		Trust Account Related Expenses
Gain on trust management	(Won) 300,686	Interest expense on borrowings from trust accounts	(Won) 24,240
Early withdrawal penalties	288	Loss on trust management	—
Interest income on loans to trust accounts	5,732

	(Won) 306,706		(Won) 24,240

33.    Business Combination with H&CB:

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on New York Stock Exchange as ADSs since November 1, 2001.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

34.    Statement of Cash Flows:

Cash and cash equivalents as of December 31, 2002 and 2001 as presented in the statements of cash flows comprise the following (in millions of Won):

	2002		2001
Cash on hand	(Won)	2,392,346	(Won)	2,553,258
Cash in foreign currencies		186,780		147,313
Due from banks in Won		1,532,179		4,656,228
Due from banks in foreign currencies		509,207		175,693

		4,620,512		7,532,492
Restricted deposits		1,519,931		4,359,176

	(Won)	3,100,581	(Won)	3,173,316

Major transactions that do not involve cash inflows and cash outflows for the years ended December 31, 2002 and 2001 are presented as follows (in millions of Won):

	2002		2001
Unrealized gains on investment securities	(Won)	86,164	(Won)	65,717
Conversion of convertible bonds		234,100		31,864
Stock dividends		89,900		—
Adjustments in assets and liabilities due to the equity method		4,562		68,184
Write-offs of loans		1,527,311		1,093,470
Loan restructuring		122,043		174,824
Sale of non-performing loans		65,174		368,868
Conversion of loans to equity securities		109,931		—
Retained earnings appropriation for dividends		325,233		119,867
Business combination with H&CB		—		68,448,066
Extinguishments of preferred stock		—		200,000

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

35.    Business Segments:

The Bank is organized into five major business segments: retail banking, corporate banking, capital markets activities, credit card operations, and others. These business segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization, and provide the basis on which the Bank reports its primary segment information.

The following table shows the distribution of the Bank’s operations by business segment as of and for the year ended December 31, 2002 (in millions of Won):

	Retail Banking		Corporate Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Loans	(Won)	73,275,031	(Won)	42,569,461	(Won)	5,332,467	(Won)	5,464,316	(Won)	89,286	(Won)	126,730,561
Securities		—		—		30,940,750		—		—		30,940,750
Fixed assets		1,905,980		417,194		153,393		291,634		324,415		3,092,616
Other assets		3,153,700		166,650		2,929,074		116,495		4,368,995		10,734,914

Total assets	(Won)	78,334,711	(Won)	43,153,305	(Won)	39,355,684	(Won)	5,872,445	(Won)	4,782,696	(Won)	171,498,841

Operating revenue	(Won)	5,503,719	(Won)	2,976,862	(Won)	4,836,692	(Won)	1,188,435	(Won)	1,078,793	(Won)	15,584,501

The Bank principally operates in Korea. Secondary segments are geographically oriented and are segregated into two segments: domestic and overseas operations. The following table shows the distribution of the Bank’s operations by geographical market as of and for the year ended December 31, 2002 (in millions of Won):

	Domestic		Overseas		Total
Loans	(Won)	126,101,520	(Won)	629,041	(Won)	126,730,561
Securities		30,866,435		74,315		30,940,750
Fixed assets		3,089,528		3,088		3,092,616
Other assets		10,670,487		64,427		10,734,914

Total assets	(Won)	170,727,970	(Won)	770,871	(Won)	171,498,841

Operating revenue	(Won)	15,516,161	(Won)	68,340	(Won)	15,584,501

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

December 31, 2002 and 2001

36.    Values Added Calculation:

Major accounts included in general and administrative expenses to measure values added for the years ended December 31, 2002 and 2001 are as follows (in millions of Won):

	2002		2001
Salaries and wages	(Won)	1,121,336	(Won)	541,869
Retirement benefits		100,198		112,366
Other employee benefits		253,464		360,549
Rent		49,792		21,409
Depreciation		311,487		103,334
Amortization		78,444		13,537
Taxes and dues		106,612		65,693

	(Won)	2,021,333	(Won)	1,218,757

37.    Reclassification of prior year financial statement presentation :

Certain accounts of financial statements as of and for the year ended December 31, 2001 have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income or stockholders’ equity.